
13001582

DRIL-QUIP®









2012 Annual Report

Building for the Future















Company Profile



DRIL-QUIP, Inc. is one of the world's leading manufacturers of offshore drilling and production equipment that is well suited for use in deepwater applications.



The Company designs and manufactures subsea, surface and offshore rig equipment for use by oil and gas companies in offshore areas throughout the world. DRIL-QUIP also provides technical advisory services, reconditioning services and running tools for use in connection with the installation and retrieval of its products.

Headquartered in Houston, Texas, DRIL-QUIP has manufacturing facilities in the United States, Brazil, Scotland and Singapore. The Company also has sales and service offices in numerous locations throughout the world. DRIL-QUIP'S manufacturing operations are vertically integrated, with the Company performing essentially all of its forging, heat treating, machining, fabrication, inspection, assembly and testing at its own facilities. The Company has developed its broad line of subsea, surface and offshore rig equipment primarily through internal product development efforts.



DRIL-QUIP is recognized for its full range of innovative drilling and production products that can be utilized to provide total solutions for offshore field developments.

Performance Graph

This graph compares the cumulative total stockholder return on DRIL-QUIP common stock to the cumulative total return on the Standard & Poor's 500 Stock Index and PHLX Oil Service Sector Index over the period from December 31, 2007 to December 31, 2012. The graph assumes that $100.00 was invested on December 31, 2007 in the Company's common stock and in each of the other indices with all dividends, if any, reinvested.



	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
DRIL-QUIP, Inc.	$100.00	$36.85	$101.47	$139.63	$118.25	$131.24
S&P 500	100.00	61.51	75.94	85.65	85.65	97.13
PHLX Oil Service Sector Index	100.00	40.25	64.63	81.27	71.71	72.99

$180
$140
$100
$60
$20
$-
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
DRIL-QUIP, Inc.
S&P 500
PHLX Oil Service Sector Index

Forward-Looking Statements

Statements contained in this Annual Report relating to future operations, financial results and business plans are forward-looking statements that are based upon certain assumptions and analysis made by the management of the Company in light of its experience and perception of historical trends, current conditions, expected developments and other factors. These statements are subject to risks beyond the Company's control, including the factors detailed in the Company's Annual Report on Form 10-K enclosed herewith. Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.



Summary Financial Data

(In thousands, except per share data)

Statement of Operations Data:	**2012**	2011	2010	2009	2008
(Years ended December 31)					
Revenues	**$733,031**	$601,342	$566,251	$540,204	$542,771
Operating income	**161,692**	129,639	138,713	142,040	141,713
Net income	**119,209**	95,267	102,226	105,141	105,585
Diluted earnings per share	**2.94**	2.36	2.55	2.66	2.62
Weighted average diluted shares outstanding	**40,523**	40,322	40,060	39,538	40,292

Other Data:					
(Years ended December 31)					
Depreciation and amortization	**$26,224**	$23,013	$20,875	$17,997	$16,854
Capital expenditures	**50,773**	56,213	74,815	44,749	50,134

Balance Sheet Data:					
(as of December 31)					
Working capital	**$769,299**	$648,302	$576,920	$511,916	$400,535
Total assets	**1,231,447**	1,085,858	948,551	817,246	680,609
Total debt	**–**	57	326	1,039	1,532
Total stockholders' equity	**1,066,432**	925,244	828,014	705,085	559,450

Letter to Our Stockholders

Introduction

Economic conditions globally in 2012 were not unlike 2011. In spite of bolstered fiscal and monetary policies, the economies in the Organization for Economic Co-operation and Development (OECD) countries were characterized by lackluster economic growth. Consequently, energy demand continued its decline in the OECD countries through 2012, and this trend is expected to continue through 2013. However, non-OECD countries displayed a different trend. According to the International Energy Agency, strong non-OECD demand growth continued for 2012 and is forecast to continue through 2013. The demand growth in the non-OECD countries is expected to offset the decline in the OECD countries, resulting in a net growth in demand of approximately 930,000 barrels per day, bringing the daily global demand for oil to approximately 90.8 million barrels per day in 2013.

Among the hurdles facing global oil markets in 2012 were geopolitical tensions and weather-related disasters that had a negative effect on the energy supply chain and distribution network. Weak demand and a surge in supplies from the United States, Russia and the Middle East helped reduce the impact, however, resulting in fairly stable oil prices. Still, average crude oil prices in 2012 reached historically high levels for a second year in a row, with an average price for West Texas Intermediate Crude of approximately $94 per barrel, and Brent Crude Oil averaging approximately $111 per barrel.

On balance, operators were optimistic and continued to explore for new reserves and invest in offshore development projects and infrastructure. Offshore exploration and development remained at a high level, supported by stable oil prices and increasing demand, especially in the non-OECD countries.

Overall, general drilling rig activity was strong. Gulf of Mexico exploration activity increased in 2012 as the pace of permitting picked up after the 2010 moratorium and finished the year with an active floating rig count in excess of the pre-moratorium level. Worldwide floater counts and utilization rates picked up throughout the year, particularly in deep water. Construction contracts for new rigs increased, and the number of deepwater and ultra-deepwater rigs has grown faster than any other rig segment in the business. Deepwater rig activity, which is well suited to the Company's product line, has remained strong and analysts predict this trend will continue.

DRIL-QUIP responded to these market conditions by posting records in revenues, bookings and backlog in 2012. We believe this performance is a direct result of the Company's strategies that have been developed, implemented and executed by dedicated DRIL-QUIP employees worldwide.

Financial Summary

For the 12 months ended December 31, 2012 –

Revenues: $733.0 million compared to $601.3 million for 2011

Net income: $119.2 million compared to $95.3 million for 2011

Earnings per share: $2.94 compared to $2.36 for 2011

Year-end backlog: $881.0 million compared to $716 million at the end of 2011



$800
$700
$600
$500
$400
$300
542.8
540.2
566.3
601.3
733.0
2008
2009
2010
2011
2012

Revenues (In Millions)



$140
$120
$100
$80
$60
$40
105.6
105.1
102.2
95.3
119.2
2008
2009
2010
2011
2012

Net Income (In Millions)



$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
2.62
2.66
2.55
2.36
2.94
2008
2009
2010
2011
2012

Earnings Per Diluted Share (In Dollars)



The new administration building of Dril-Quip's Corporate Headquarters

The Company expanded its capability and capacity by completing the planned installation of machine tools at new facilities in Singapore and Macaé, Brazil, and adding machine tools to existing facilities in Houston, Texas and Aberdeen, Scotland. Dril-Quip also expanded operations in the Middle East and West Africa, opening new facilities in Ghana and Qatar. These expansions are strategic responses to product demand that we believe will increase the quality of customer support both worldwide and at the local level.

Construction of the Dril-Quip World Headquarters office building at the Company's Eldridge campus in Houston was completed during 2012, and personnel in the Project Management, Engineering, Sales, Finance and Administration departments were moved into the 100,000-square-foot building. This move streamlines operations by consolidating all Houston-based operational departments and processes.


DRIL-
QUIP

Administration building reception area

To maintain Dril-Quip's leadership and competitive edge in the subsea wellhead market, the Company has further increased the capacities of its subsea wellhead systems to meet the demanding conditions of deepwater and deep-well operations. In 2012, the first of several SS-15® BigBore™ II-H specialized deepwater wellhead systems was successfully installed in the Eastern Hemisphere. This subsea wellhead provides customers with a higher load-carrying capacity and temperature rating, satisfying the latest requirements of API specification 17D. Additionally, the Company completed prototype testing on its SS-20™ subsea wellhead system, which is rated to 20,000 psi pressure and an even higher load and temperature rating than the SS-15 BigBore II-H wellhead.

In 2012, Dril-Quip was awarded a four-year contract for the supply of subsea wellheads to Petrobras for use in Brazil. The contract, based on exchange rates at the time of award and after Brazilian taxes, is valued at US$650 million and affirms the Company's expansion strategy in the region. These wellheads are application-specific and provide the operational flexibility required by Petrobras, further demonstrating Dril-Quip's commitment to provide superior subsea wellhead technology.



Dry tree installation – South China Sea

Dril-Quip continued to penetrate the oil and gas production equipment market for floating production platforms with the delivery and successful installation of its dry tree production systems in the South China Sea. These systems package several of Dril-Quip's products, including subsea wellheads, wellhead connectors, production riser, surface platform wellheads and production trees to provide a single-source solution for the customer. The project also included the Company's first production riser tensioning system, a new product recently added to its product line. The success of this project has positioned Dril-Quip as a major supplier of dry tree systems.

Additional notable equipment successes in 2012

- Dril-Quip's Dual Bore subsea completion systems were successfully installed for a major operator in the North Sea
- The Company was awarded a significant contract for the supply of dry tree completion systems to Sabah Shell Petroleum Company for its Malikai TLP project offshore Malaysia
- Dril-Quip's High Integrity Pipeline Protection System (HIPPS) manifold was successfully installed in a subsea field development in the North Sea
- The Company experienced a dramatic increase in sales of DX® BOP stack connectors for new rig builds

Dril-Quip places the utmost importance on providing a safe work environment in our facilities to improve the health and safety of its employees while protecting the environment.


25
TON

Employees undergo training in lift handling

To this end, the Company completed the review of our safety and environmental management systems in 2012. Upon completion of this review, we made the necessary changes to these systems to make them compliant with OHSAS 18001 and ISO 14001 safety and environmental standards. The Company is in the process of getting the systems independently audited to obtain accreditation to these standards at all our manufacturing facilities by the end of 2013.

The Company implemented several changes to our corporate governance to ensure that the Board of Directors and management team are aligned with the interests of our stockholders as follows:

- Implemented an Ethics/Alert line that allows employees and others to anonymously report online or by telephone any concerns of unethical or inappropriate behavior
- Established stock ownership guidelines for our directors and corporate officers, which require them to own a specified quantity of stock
- Added a new independent director with a strong operational and international experience with exploration and production (E&P) companies
- Revised the Company's incentive compensation plans to make them more performance-based and aligned with the Company's strategic objectives, including tying a portion of the awards to total stockholder return

Looking Forward

In 2013, operators are projected to spend US$640 billion in their quest to discover new oil and gas reserves and further define current reserves. Funds earmarked for E&P operations continue to favor deepwater projects that require equipment capable of withstanding deep subsea conditions, and the Company is well positioned to take advantage of these opportunities.

New rig construction will continue to add to the growing market of active deepwater rigs used in today's search for oil and gas offshore, which also plays into Dril-Quip's technological products and expertise.

Given the current buoyant market conditions, our strategy is to utilize the assets of the Company in the most efficient manner to maximize our production. To that end, we have and will continue to increase our regional capability, while at the same time remaining true to our core values of customer service, product innovation, production of quality products and installation services.

The Company has implemented changes that position us to rapidly adjust to ever-changing markets, business conditions and technological requirements. We are focusing on improving all of our business and manufacturing processes to better serve our customers and ensure their satisfaction. In order to achieve our goals, we are committed to the following initiatives:

- Improve our HSE management systems by completing the certification of all our manufacturing facilities in compliance with OHSAS 18001 and ISO 14001 Safety and Environmental system standards
- Maintain our strong financial position
- Maintain and improve the quality of our personnel through training and development
- Expand our markets globally and maintain our current market positions through targeted market intelligence and dedicated customer relationship management



Blake DeBerry meets with suppliers

- Utilize our vertical integration and all our facilities to better serve our customers and improve our profitability by increasing efficiency and value engineering
- Enhance existing product designs and develop new products to meet changing industry requirements
- Refine our strategies for closing sales opportunities, particularly project-related opportunities for offshore developments

On a personal note, I would like to thank our board of directors, employees, customers, suppliers and stockholders for your support during this period of transition to new management. I am proud to work for a company with such a strong commitment to product quality and customer service and, with your ongoing support, I am confident DRIL-QUIP will continue to expand its global operating base and strengthen its market position while maintaining our high standards of ethics and business integrity.

Blake DeBerry

President and
Chief Executive Officer

Building for the Future

Dril-Quip Western Hemisphere





"Dril-Quip is taking advantage of opportunities to streamline our organizational structure and improve our workflow efficiencies."

Jim Gariepy
Senior Vice President and
Chief Operating Officer
Dril-Quip, Inc.

Houston

2012 was a year of new beginnings for Dril-Quip's world headquarters based in Houston, Texas. This was the first full year under the new executive leadership of President and Chief Executive Officer Blake DeBerry and Senior Vice President and Chief Operating Officer Jim Gariepy.

Last year, the majority of personnel in the Company's Hempstead offices were relocated to the Eldridge facility, a monumental step towards completing the long-term objective of consolidating Houston operations. Work continued on the installation of additional forging capacity that will extend our capability to create a variety of larger and more complex forgings with greater efficiency. A new Research & Development Center was completed at the Eldridge campus, where engineers and technicians will test new products as well as enhancements to existing designs to support our customers' needs and maintain Dril-Quip's competitive edge in the industry.

Dril-Quip also launched a strategic initiative through its corporate offices in Houston aimed at achieving certification to OHSAS 18001 and ISO 14001, the global standards for Health, Safety, and Environmental management systems. This certification will help validate Dril-Quip as a world-class manufacturer with current HSE management systems in place. Each Dril-Quip regional office is targeted to be fully compliant by the end of 2013.



Foundation for the new forge press



Dril-Quip World Headquarters, Houston, Texas



Dril-Quip Houston's new Research & Development Center



Inspection of SS-15 BigBore II-H casing hanger



Houston First Responder training session

Equipment requirements in the industry have become more complex, and Dril-Quip is responding with increasingly sophisticated products and services, requiring a higher level of knowledge from the workforce. As a result, an initiative has been implemented to include comprehensive and targeted training for all employees. This training initiative has become an integral part of the Company's commitment to retain qualified personnel.

Building for the Future

DRIL-QUIP Western Hemisphere – Brazil





"DRIL-QUIP do Brasil has implemented an aggressive execution strategy to meet the strong growth in customer demand for the Company's products."

Flavio Nisenbaum
General Manager
DRIL-QUIP do Brasil

Macaé

DRIL-QUIP do Brasil's market continued to see significant growth in 2012. To support this growth, a second Finish Machine Shop was completed and equipped with new machine tools at DRIL-QUIP's Brazilian headquarters in Macaé. This addition tripled the available manufacturing floor space at the facility.

This expansion was timely and instrumental in securing several large-scale projects during the past year. Petrobras placed a substantial subsea wellhead system order with DRIL-QUIP in 2012. This order is the largest single order awarded in the Company's history. The scope of supply includes a number of our subsea wellhead systems that are designed-for-purpose in the challenging deepwater and sub-salt areas that are being explored off the coast of Brazil.

DRIL-QUIP do Brasil was awarded contracts to supply Pipeline End Manifolds (PLEMs) and Pipeline End Terminations (PLETs) to several subsea field developments in Brazilian deep waters. DRIL-QUIP do Brasil supplied subsea wellhead systems to a floating production platform development located offshore Brazil as part of the Company's total scope of supply of dry tree completion systems. DRIL-QUIP do Brasil's ongoing performance with Petrobras continues to solidify the value of the Company's local presence in the region.

Because of the increased business volume, DRIL-QUIP do Brasil significantly expanded its personnel in Quality Systems, Manufacturing, Production Control and Project Management. Additionally, in line with the recent corporate initiative, DRIL-QUIP do Brasil expanded its Health, Safety and Environment department.



DRIL-QUIP do Brasil, Macaé, Brazil



PLEMs and PLETs in shipment


INCL CENTRALI
INCL. CENTRALIZ

Subsea wellheads ready for shipment



DRIL-QUIP do Brasil's new Finish Machine Shop



DRIL-QUIP do Brasil's Pipe Shop

Expanding Our Reach
DRIL-QUIP Eastern Hemisphere



"This past year, DRIL-QUIP Europe expanded into emerging African oil centers to better serve our customers in these regions."

Marcus Smedley
General Manager
DRIL-QUIP Europe

Aberdeen

DRIL-QUIP's Eastern Hemisphere operations serve Europe and Africa from its Aberdeen headquarters and eight satellite facilities. In 2012, a major renovation project was initiated at its Stoneywood South property adjacent to its current headquarters to support continued growth in the region. This location will house administrative offices and machining, fabrication and manufacturing processes.

In 2012, the Company's first SS-15 BigBore II-H wellhead systems were successfully installed by a major operator in the North Sea and in the Mediterranean Sea off the coast of Egypt. These installations represent a significant milestone in the Company's development of subsea wellhead products that allow operators to drill deeper wells in deeper waters.

DRIL-QUIP continued its subsea tree development successes with the delivery and installation of its Dual Bore subsea completion systems in the North Sea. The Company's High Integrity Pipeline Protection System (HIPPS) manifold was successfully installed in a North Sea field development. This next-generation HIPPS manifold incorporates the latest in subsea controls technology and is a key component of the process equipment required to manage pressure and flow subsea.

In Denmark, the Company continued to support operator drilling and development activity with a designed-for-purpose unitized wellhead system that accommodates an under-balanced drilling operation. Under-balanced drilling is a pressure-managed technique for well development that is designed to reduce well costs on particular reservoir types. This emerging technology is expected to be utilized in future drilling programs, and the project helps DRIL-QUIP establish a position as technological leader in this application.

DRIL-QUIP Norway increased its activity in 2012 by gaining a significant percentage of contracts and frame agreements to supply 18-3/4" subsea wellheads for the exploration market in the region. The Company now has agreements with approximately twenty oil companies that operate in Norway.



Dril-Quip Eastern Hemisphere Headquarters, Aberdeen, Scotland



Stoneywood South, Aberdeen, Scotland



HIPPS manifold for installation in the North Sea



Subsea tree installation



Dril-Quip Norway



Dril-Quip Denmark

Dril-Quip has expanded its presence in the growing African market. The Company's operations in the Mediterranean experienced a surge in activity. Dril-Quip's new BigBore II-H system was installed by a major operator offshore Egypt, and the Company continued to supply deepwater wellhead systems to a number of operators drilling in the area. Furthermore, the Company is positioning itself to again supply subsea drilling products to operators offshore Libya.

In 2012, the Company established a new office and storage facility in Takoradi, Ghana to support several drilling campaigns in various West African countries. In East Africa, notable reservoirs of gas have been discovered, and Dril-Quip has supplied specialty connectors and subsea drilling equipment products to four major operators to support their efforts in this area.

Embracing a New Era

DRIL-QUIP Asia Pacific





"DRIL-QUIP Asia Pacific has unprecedented growth opportunities, and in response we are increasing our presence in new markets and expanding our skilled workforce."

Paul McLaughlan
General Manager
DRIL-QUIP Asia Pacific

Singapore

DRIL-QUIP Asia Pacific serves over 50 customers in more than 20 countries, from Asia-Pacific to India and the Middle East. The region is currently experiencing rapid energy demand growth. Recognizing this trend, DRIL-QUIP greatly expanded its manufacturing capabilities in Singapore, the center of this market area. In 2012, manufacturing commenced at the new 11.2-acre facility where DRIL-QUIP'S Asia-Pacific headquarters are now located. This facility gives DRIL-QUIP the ability to engineer and manufacture essentially all of the Company's product line.

In addition to supplying specialty connectors, mudline suspension systems, subsea wellheads and platform wellheads, DRIL-QUIP Asia Pacific booked the first subsea completion tree order to be delivered from the new Singapore facility.

Also in 2012, the Company delivered its first complete integrated dry tree completion system for a floating production platform to an operator in the South China Sea, and will continue to supply dry tree systems to this project through 2013. With these projects, DRIL-QUIP


DRIL-QUIP Asia Pacific Headquarters, Singapore


Singapore Finish Machine Shop


Singapore pipe yard


Designed-for-purpose platform wellhead system


Ribbon-cutting ceremony – Singapore grand opening

Asia Pacific realized the goal to provide customers with integrated production system solutions.

The Company is also manufacturing and building diverter systems in Singapore. This is the first time diverters were engineered, manufactured and delivered from the DRIL-QUIP Asia Pacific facility to support the new-build rig market.

DRIL-QUIP Asia Pacific responded to the increased demand for its products by adding sales personnel and opening up new offices in the area. Because of the larger scope of supply and the integrated project solution opportunities, the Company established a Project Management team at the Singapore headquarters. Additionally, to generate engineered solutions locally and provide the most reliable products to our customers, the Company initiated an engineering expansion program in 2012 to offer a broader range of engineering services in the Asia-Pacific region.

Developing our Abilities

Engineering – Product Development

Dril-Quip competes in an innovation-driven industry with a strong demand for custom-engineered technology. Our products are used in deep water and harsh environments where severe-service applications are routine. To meet equipment requirements, the Company relies on its engineering experience to enhance existing products and develop designs for new applications. Design concepts are developed with 3-D modeling tools and stress analysis is performed to verify design capacities. Subsequent collaborative peer review and prototype testing validate the design and the manufacturing process.

In recent years, the lifespan of offshore wells and production facilities has increased and lessons have been learned about the behavior of offshore oilfield equipment over long periods. Wells are also being drilled in deeper waters and to greater well depths. These factors impact equipment specifications and raise standards. As a result, higher strength capacities and pressure ratings, longer design life and more rigorous testing are required. Dril-Quip has increased its investment in engineering personnel and tools, test fixtures and facilities to ensure that our products meet these new specifications and performance requirements.

The Company's products undergo enhancements to meet customers' evolving requirements. In response to customer specifications, the Company is testing its specialty connector products to new standards. Dril-Quip has modified its platform wellhead system for use in under-balanced drilling applications. The Company continued an enhancement program of its subsea



Production riser tensioners in Final Assembly, Houston, Texas



Innovator training session



Machining of the SS-20 BigBore II-H wellhead with SDX locking profile



Research & Development, Houston, Texas





"Our engineers utilize sophisticated design tools to provide our customers with innovative product solutions."

Gary Hurta
Vice President
Engineering
Dril-Quip, Inc.

wellhead system to support higher loads and contain higher pressure. Prototype testing was completed on a 20,000 psi subsea wellhead system, which will accommodate customer requirements to drill deeper wells at greater temperature ranges.

In 2012, Dril-Quip delivered its first production riser tensioning system, meeting a strategic objective to offer complete dry tree completion systems for floating production platforms. This system, along with the entire dry tree package, was installed and is successfully operating in a major field development in the South China Sea.

Utilizing state-of-the-art analysis tools, the Company developed a subsea wellhead connector and wellhead profile interface that results in significantly higher fatigue life than traditional connector designs. Named the SDX™ Subsea Wellhead and Connector locking profile, this innovative design enhancement provides a longer design life than any previous design.

The Company has engaged in a proactive recruitment campaign, conducting industry-level seminars at our Eldridge campus and targeted universities. These seminars are designed to give prospective employees insight into the challenging design work they will experience at Dril-Quip. New engineers enter our Innovator Program, which provides mentorship and design training for the application of practical solutions to problem solving.

Increasing Capacity
Manufacturing and Assembly


SWL60 TONN
Subsea tree in Assembly, Aberdeen, Scotland


Forge press, Houston, Texas


Finish Machine Shop, Macaé, Brazil


Finish machining of a subsea wellhead, Houston, Texas


Cladding procedure in the Finish Machine Shop, Houston, Texas

DRIL-QUIP is a vertically integrated company and has in-house capabilities to design, engineer, forge, heat treat, machine, fabricate, coat, inspect, assemble and test our products to meet the customer's specific requirements. This strategy enables the Company to control the quality of products much earlier in the value-added stream. Supply Chain Management practices are used throughout DRIL-QUIP to manage raw material suppliers of billet, ingot, pipe and other commodity products.

The industry served by DRIL-QUIP today requires custom-engineered products that are manufactured to more rigorous specifications. These products have inherently longer design and engineering life compared to past requirements.

Current business demands include complex project work that involves increasingly longer delivery times. As a result, the Company must continually evaluate its manufacturing processes to increase production.



> *"The Company is taking a new look at its manufacturing process to improve efficiencies, minimize errors and eliminate the potential for defects."*
>
> *Randy Harris*
> *Vice President*
> *Manufacturing*
> *Dril-Quip, Inc.*

A process improvement initiative was launched in late 2012 to help us better meet these future demands. Key elements of this proactive initiative include:

- Decentralizing certain aspects of manufacturing, enabling regional facilities to produce products closer to the end-users and respond more quickly to meet customers' requirements
- Adding new machine tools, equipment and personnel throughout the world to strengthen each facility's manufacturing capabilities
- Continually reviewing workflow and process cycle times to increase efficiency and reduce lead times
- Standardizing common work methods at all Dril-Quip facilities to develop the best techniques for completing work processes while minimizing the possible introduction of errors and defects

These initiatives are all designed to streamline the manufacturing process and facilitate better customer service while managing capital and human assets more effectively.

Achieving Our Goals
Sales and Marketing





Alaska
DRIL-QUIP Corporate Headquarters Houston, Texas
New Orleans, Louisiana
Gulf of Mexico
Brazil
Macaé, Brazil
Brazil

"The trend towards global reliance on oil and gas energy from offshore and deepwater sources will continue, and the Company is positioned to meet the demand for the technology required."

J.R. Bateman
Vice President
Sales and Marketing
DRIL-QUIP, Inc.

A Look at the Markets

Our continued success depends on our ability to serve our customers' requirements, and the Company has leveraged its marketing resources to anticipate their needs. We have built strong relationships and are fully attentive to our customers. 2012 was a record year for DRIL-QUIP revenues, and our sales organization was a key component to that success.

DRIL-QUIP divides its operations into three geographical regions: Western Hemisphere, Eastern Hemisphere and Asia-Pacific. Each region supplies equipment and services to offshore oilfields through a network of manufacturing, sales and service offices, and sales representatives strategically located throughout the world.

Western Hemisphere

The Houston facility operates as the Corporate Headquarters for the Company and also serves as the Western Hemisphere regional headquarters, serving the offshore areas of the Americas. Brazilian operations are managed out of our manufacturing and administrative facility in Macaé, Brazil.

Eastern Hemisphere

The Eastern Hemisphere headquarters, located in Aberdeen, Scotland, and its regional facilities in Norway, Denmark, The Netherlands, Egypt, Ghana and Nigeria service offshore markets in the North Sea, Iceland and Greenland, West and East Africa, and the Mediterranean.

Significant Offshore Markets for Dril-Quip Products

North Sea
Dril-Quip European Headquarters Aberdeen, Scotland
Stavanger, Norway
Esbjerg, Denmark
Beverwijk, The Netherlands
London, England
Mediterranean
Cairo, Egypt
Alexandria, Egypt
Qatar
Abu Dhabi
Saudi Arabia
India
Mumbai, India
Tianjin, China
China
Shekou, China
South China Sea
Kuala Lumpur, Malaysia
Dril-Quip Asia Pacific Headquarters Singapore
Indonesia
Jakarta, Indonesia
Indonesia
Takoradi, Ghana
Port Harcourt, Nigeria
West Africa
India
East Africa
Perth, Australia
Australia

Dril-Quip:
Manufacturing, Sales and Service
Sales and/or Service
Sales Representatives

Asia-Pacific

The Asia-Pacific headquarters, located in Singapore, and its regional facilities in Australia, Malaysia, India, Indonesia and China service offshore markets in the Asia-Pacific Rim, East and West Coast India, Australia, China and the Middle East.

After-Market Service

At each major facility, Dril-Quip maintains an inventory of rental tools required to install its products. Anticipating an increase in rig activity, the Company began adding to its tool inventory in 2012. This inventory expansion will position the Company to meet the customers' expectations for after-market support.



Dril-Quip is expanding its field service technician workforce with a comprehensive training initiative. Each field service technician will participate in e-based training, tool disassembly and reassembly programs, classroom training, in-field training and a qualification process designed to meet industry competency standards. This effort is to ensure each technician is qualified to assist the customer in the handling, installation and repair of all Dril-Quip products. The Company's field service technicians are strategically located throughout the world and are available on a 24-hour call-out basis.



Health, Safety and the Environment

DRIL-QUIP recognizes that a robust Health, Safety and Environmental (HSE) Management System is paramount to our success. Therefore, it is the policy of the Company to provide and maintain a safe and healthy workplace for all of its employees, contractors and visitors, and to conduct its operations in an environmentally responsible manner.

In 2012, the Company launched an initiative to obtain certification to the OHSAS 18001 specification for Health and Safety Management Systems and the ISO 14001 specification for Environmental Management Systems. These far-reaching management systems are designed to facilitate workplace enhancements and improve the Company's ability to manage its HSE responsibilities.

Our HSE Management System are based on these internationally recognized standards and assist us in improving our operational performance. The requirements of the HSE Management System will be reflected in job descriptions, appraisal forms and procedures, and supplemented with ongoing training and education.

Once fully certified, the Company will be better able to identify and mitigate risks, avoid accidents, incidents and injuries, and improve our environmental stewardship.

• Eliminate Accidents and Injuries
• Better Health and Well-Being
• Protect the Environment
RESULTS
• Communicate
• Educate and Enforce
• Work-Established Process
EXECUTION
• Commitment
• Training
• Awareness Instructions
PREPARATION
Health, Safety and Environmental Management System
FOUNDATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission file number: 001-13439

Dril-Quip, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**74-2162088**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
6401 N. Eldridge Parkway Houston, Texas	**77041**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (713) 939-7711

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.01 par value per share	New York Stock Exchange
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-Accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2012, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was approximately $2,638,000,000 based on the closing price of such stock on such date of $65.59.

At February 19, 2013, the number of shares outstanding of registrant's Common Stock was 40,517,561.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements contained in all parts of this document that are not historical facts are forward-looking statements that involve risks and uncertainties that are beyond the control of Dril-Quip, Inc. (the "Company" or "Dril-Quip"). You can identify the Company's forward-looking statements by the words "anticipate," "estimate," "expect," "may," "project," "believe" and similar expressions, or by the Company's discussion of strategies or trends. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurances can be given that these expectations will prove to be correct. These forward-looking statements include the following types of information and statements as they relate to the Company:

- future operating results and cash flow;
- scheduled, budgeted and other future capital expenditures;
- working capital requirements;
- the availability of expected sources of liquidity;
- the introduction into the market of the Company's future products;
- the market for the Company's existing and future products;
- the Company's ability to develop new applications for its technologies;
- the exploration, development and production activities of the Company's customers;
- compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures, remedial actions and proceedings;
- effects of pending legal proceedings; and
- future operations, financial results, business plans and cash needs.

These statements are based on assumptions and analyses in light of the Company's experience and perception of historical trends, current conditions, expected future developments and other factors the Company believes were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, the Company continues to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under "Item 1A. Risk Factors" in this report and the following:

- the volatility of oil and natural gas prices;
- the cyclical nature of the oil and gas industry;
- uncertainties associated with the United States and worldwide economies;
- uncertainties regarding political tensions in the Middle East, Europe, Africa and elsewhere;
- current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;
- uncertainties regarding future oil and gas exploration and production activities in the U.S. Gulf of Mexico and elsewhere, including new regulations, customs requirements and product testing requirements;
- operating interruptions (including explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

- the Company's reliance on product development;
- technological developments;
- the Company's reliance on third-party technologies;
- the Company's dependence on key employees and skilled machinists, fabricators and technical personnel;
- the Company's reliance on sources of raw materials;
- impact of environmental matters, including future environmental regulations;
- competitive products and pricing pressures;
- fluctuations in foreign currency;
- the Company's reliance on significant customers;
- creditworthiness of the Company's customers;
- fixed-price contracts;
- changes in general economic, market or business conditions;
- access to capital markets;
- negative outcome of litigation, threatened litigation or government proceedings;
- terrorist threats or acts, war and civil disturbances; and
- the interpretation of foreign tax laws with respect to our foreign subsidiaries.

Many of such factors are beyond the Company's ability to control or predict. Any of the factors, or a combination of these factors, could materially affect the Company's future results of operations and the ultimate accuracy of the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.

PART I

Item 1. *Business*

General

Dril-Quip, Inc., a Delaware corporation (the "Company" or "Dril-Quip"), designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, subsea control systems and manifolds, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, liner hangers, wellhead connectors and diverters. Dril-Quip's products are used by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. Dril-Quip also provides technical advisory assistance on an as-requested basis during installation of its products, as well as rework and reconditioning services for customer-owned Dril-Quip products. In addition, Dril-Quip's customers may rent or purchase running tools from the Company for use in the installation and retrieval of the Company's products.

Dril-Quip has developed its broad line of subsea equipment, surface equipment and offshore rig equipment primarily through its internal product research and development efforts. The Company believes that it has achieved significant market share and brand name recognition with respect to its established products due to the technological capabilities, reliability, cost effectiveness and operational timesaving features of these products.

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations as well as Macae, Brazil. The Company maintains additional facilities for fabrication and/or reconditioning in Norway, Denmark, China and Australia. The Company's manufacturing operations are vertically integrated, allowing it to perform substantially all of its forging, heat treating, machining, fabrication, inspection, assembly and testing at its own facilities. The Company's major subsidiaries are Dril-Quip (Europe) Limited (DQE), located in Aberdeen with branches in Denmark, Norway and Holland; Dril-Quip Asia Pacific PTE Ltd. (DQAP), located in Singapore; Dril-Quip do Brasil LTDA (DQB), located in Macae, Brazil; and DQ Holdings Pty Ltd. (DQH), located in Perth, Australia. Other subsidiaries include Dril-Quip (Ghana) Ltd. located in Takoradi, Ghana, PT DQ Oilfield Services Indonesia located in Jakarta, Indonesia, Dril-Quip (Nigeria) Ltd. located in Port Harcourt, Nigeria, Dril-Quip Egypt for Petroleum Services S.A.E. located in Alexandria, Egypt, Dril-Quip Oilfield Services (Tianjin) Co. Ltd. located in Tianjin, China and Dril-Quip Qatar LLC, located in Doha, Qatar. For additional discussion of our geographic segments, please see Note 12 of Notes to Consolidated Financial Statements.

Dril-Quip markets its products through its offices and sales representatives located in the major international energy markets throughout the world. In 2012, the Company generated approximately 74% of its revenues from foreign sales compared to 69% in 2011 and 61% in 2010.

The Company makes available, free of charge on its website, its Annual Report on Form 10-K and quarterly reports on Form 10-Q (in both HTML and XBRL formats), current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such reports with, or furnishes them to, the Securities and Exchange Commission ("SEC"). The Company's website address is www.dril-quip.com. Documents and information on the Company's website, or on any other website, are not incorporated by reference into this Form 10-K. Any materials the Company files with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information concerning the Public Reference Room may be obtained by calling 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports the Company has filed with the SEC.

The Company also makes available free of charge on its website (www.dril-quip.com/govern.htm) its:

- Code of Business Conduct and Ethical Practices,
- Corporate Governance Guidelines,
- Nominating, Governance and Compensation Committee Charter, and
- Audit Committee Charter.

Any stockholder, who so requests, may obtain a printed copy of any of these documents from the Company. Changes in or waivers to our Code of Business Conduct and Ethical Practices involving directors and executive officers of the Company will be posted on its website.

Overview and Industry Outlook

Both the market for offshore drilling and production equipment and services and the Company's business are substantially dependent on the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures has generally been dependent upon the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, and the ability of OPEC and other producing nations to set and maintain production levels and prices. Capital expenditures are also dependent on the cost of exploring for and producing oil and gas, the availability, expiration date and price of offshore leases, the discovery rate of new oil and gas reserves in offshore areas and technological advances. Oil and gas prices and the level of offshore drilling and production activity have historically been characterized by significant volatility. Declines in oil and gas prices may adversely affect the willingness of some oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore, which could have an adverse impact on the Company's operations, financial position and cash flows.

In 2010, oil prices began to rise from the relatively low levels seen in 2008 and 2009 and generally ranged between $70 to $80 per barrel for West Texas Intermediate ("WTI") crude and ended the year at $91 per barrel. In April 2010, the *Deepwater Horizon* incident resulted in a temporary drilling moratorium in the U.S. Gulf of Mexico. Although the moratorium was lifted sooner than anticipated, the stagnation of the permitting process continued to be a significant issue throughout 2010 and 2011. In 2011, the Bureau of Ocean Energy Management, Regulation and Enforcement of the U.S. Department of Interior issued numerous new regulations in an effort to improve offshore drilling safety. In 2011, WTI oil prices generally ranged between $75 and $113 per barrel and ended the year at $99 per barrel. Oil prices ranged between $96 to $109 per barrel for the period from January to May 2012. Between May and December 2012, prices did not reach $100 per barrel and averaged $90 per barrel, dipping to a low of $78 per barrel in June 2012 and ending the year at $92 per barrel. The Company expects that the need for specialized products on a global basis will continue. See "Item 1A. Risk Factors—A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income."

Products and Services

Dril-Quip's revenues are generated from two sources: products and services. Product revenues are derived from the sale of offshore drilling and production equipment. Service revenues are earned when the Company provides technical advisory assistance for installation of the Company's products, reconditioning services and rental of running tools for installation and retrieval of the Company's products. In 2012, the Company derived 83% of its revenues from the sale of its products and 17% of its revenues from services compared to 85% and 15% in 2011 and 86% and 14% in 2010, respectively.

Products

Dril-Quip designs, manufactures, fabricates, inspects, assembles, tests and markets subsea equipment, surface equipment and offshore rig equipment. The Company's products are used to explore for oil and gas from offshore drilling rigs, such as floating rigs and jack-up rigs, and for drilling and production of oil and gas wells on offshore platforms, tension leg platforms ("TLPs"), Spars and moored vessels such as FPSOs. TLPs are floating production platforms that are connected to the ocean floor via vertical mooring tethers. A Spar is a floating cylindrical structure approximately six or seven times longer than its diameter and is anchored in place (like a Spar buoy). FPSOs are floating production, storage and offloading monohull moored vessels.

Subsea Equipment. Subsea equipment is used in the drilling and production of offshore oil and gas wells around the world. Included in the subsea equipment product line are subsea wellheads, mudline hanger systems, specialty connectors and associated pipe, production riser systems, subsea production trees, liner hangers, subsea control systems and subsea manifolds.

Subsea wellheads are pressure-containing forged and machined metal housings in which casing hangers are landed and sealed subsea to suspend casing (downhole pipe). As drilling depth increases, successively smaller diameter casing strings are installed, each suspended by an independent casing hanger. Subsea wellheads are utilized when drilling from floating drilling rigs, either semi-submersible or drillship types, and TLPs and Spars. The Company's SS-15® Big Bore Subsea Wellhead System is designed to accommodate additional casing strings installed through a conventional marine riser and a subsea blowout preventer.

Mudline hanger systems are used in jack-up drilling operations to support the weight of the various casing strings at the ocean floor while drilling a well. They also provide a method to disconnect the casing strings in an orderly manner at the ocean floor after the well has been drilled, and subsequently reconnect to enable production of the well by either tying it back vertically to a subsequently installed platform or by installing a subsea tree.

Large diameter weld-on *specialty connectors* (threaded or stab type) are used in offshore wells drilled from floating drilling rigs, jack-up rigs, fixed platforms, TLPs and Spars. Specialty connectors join lengths of conductor or large diameter (16-inch or greater) casing. Specialty connectors provide a more rapid connection than other methods of connecting lengths of pipe. Connectors may be sold individually or as an assembly after being welded to sections of Company or customer supplied pipe. Dril-Quip's weld-on specialty connectors are designed to prevent cross threading and provide a quick, convenient method of joining casing joints with structural integrity compatible with casing strength.

A *subsea production tree* is an assembly composed of valves, a wellhead connector, control equipment and various other components installed on a subsea wellhead or a mudline hanger system and used to control the flow of oil and gas from a producing well. Subsea trees may be either stand alone satellite type or template mounted cluster arrangements. Both types typically produce via flowlines to a central control point located on a platform, TLP, Spar or FPSO. The use of subsea production trees has become an increasingly important method for producing wells located in hard-to-reach deepwater areas or economically marginal fields located in shallower waters. The Company is an established manufacturer of complicated dual-bore production trees, which are used in severe service applications. In addition, Dril-Quip manufactures a patented single bore (SingleBore™) subsea completion system which features a hydraulic mechanism instead of a wireline-installed mechanism that allows the operator to plug the tubing hanger annulus remotely from the surface via a hydraulic control line and subsequently unplug it when the well is put on production. This mechanism eliminates the need for an expensive multibore installation and workover riser, thereby saving both cost and installation time. Dril-Quip's guidelineless subsea production tree is used in ultra-deepwater applications. This tree features remote multiple flowline and control connections, utilizing remotely operated intervention tools. The Company's subsea production trees are generally custom designed and manufactured to customer specifications.

Production riser systems are generally designed and manufactured to customer specifications. Production risers provide a vertical conduit from the subsea wellhead to a TLP, Spar or FPSO.

A *liner hanger* is used to hang-off and seal casing into a previously installed casing string in the well bore, and can provide a means of tying back the liner for production to surface. Dril-Quip has developed a state-of-the-art liner hanger system and has installed its liner hangers in a number of difficult well applications, resulting in improved industry recognition and market opportunities.

A *subsea control system* provides control of subsea trees, manifolds and other ocean floor process equipment. Dril-Quip has developed a variety of subsea control systems, including fiber optic based multiplex control systems that provide real time access to tree functions and tree equipment status. The control system can be packaged for shallow water or deepwater applications. Dril-Quip also manufactures control systems used in the installation, retrieval and workover of production equipment.

A *subsea manifold* is a structure located on the ocean floor consisting of valves, chokes, flowline connections and a control module used to collect and control the flow of oil and gas from subsea wells for delivery to a terminal.

Surface Equipment. Surface equipment is principally used for flow control on offshore production platforms, TLPs and Spars. Included in the Company's surface equipment product line are platform wellheads and platform production trees. Dril-Quip's development of platform wellheads and platform production trees was facilitated by adaptation of its existing subsea wellhead and tree technology to surface wellheads and trees.

Platform wellheads are pressure-containing forged and machined metal housings in which casing hangers are landed and sealed at the platform deck to suspend casings. The Company emphasizes the use of metal-to-metal sealing wellhead systems with operational time-saving features which can be used in high pressure, high temperature and corrosive drilling and production applications.

After installation of a wellhead, *a platform production tree*, consisting of gate valves, a wellhead connector, controls, tree cap and associated equipment, is installed on the wellhead to control and regulate oil or gas production. Platform production trees are similar to subsea production trees but utilize less complex equipment and more manual, rather than hydraulically activated, valves and connectors. Platform wellheads and platform production trees and associated equipment are designed and manufactured in accordance with customer specifications.

Offshore Rig Equipment. Offshore rig equipment includes drilling riser systems, wellhead connectors and diverters. The *drilling riser system* consists of (i) lengths of riser pipe and associated riser connectors that secure one to another; (ii) the telescopic joint, which connects the entire drilling riser system to the diverter at the rig and provides a means to compensate for vertical motion of the rig relative to the ocean floor; and (iii) the wellhead connector, which provides a means for remote connection and disconnection of the drilling riser system to and from the blowout preventer stack. The *wellhead connector* provides remote connection/disconnection of the blowout preventer stack, production tree or production riser to/from the wellhead. *Diverters* are used to provide protection from shallow gas blowouts and to divert gases off of the rig during the drilling operation.

Wellhead connectors and drilling riser systems are also used on both TLPs and Spars, which are being installed more frequently in deepwater applications. The principal markets for offshore rig equipment are new rigs, rig upgrades, TLPs and Spars. Diverters, drilling risers and wellhead connectors are generally designed and manufactured to customer specifications.

Certain products of the Company are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. See "Item 1A. Risk Factors—Our business involves numerous operating hazards that may not be covered by insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on the Company's financial position, cash flows and results of operations."

Services

Services provided by Dril-Quip include technical advisory services, reconditioning of its customer-owned products, and rental of running tools for installation and retrieval of its products. These services are provided from the Company's worldwide locations and represented approximately 17% of revenues in 2012 compared to 15% in 2011 and 14% in 2010.

Technical Advisory. Dril-Quip does not install products for its customers, but provides technical advisory assistance to the customer, if requested, in the installation of its products. The customer is not obligated to utilize these services and may use its own personnel or a third party to perform these services. Technical advisory services performed by the Company are negotiated and sold separately from the Company's products. These services are not a prerequisite to the sale of the Company's products as its products are fully functional on a stand alone basis. The Company's technicians provide assistance in the onsite installation of the Company's products and are available on a 24-hour call out from the Company's facilities located in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Esbjerg, Denmark; Singapore; Perth, Australia; Macae, Brazil; Alexandria, Egypt; Doha, Qatar; and Tianjin, China.

Reconditioning. The Company provides reconditioning of its products at its facilities in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Singapore; and Macae, Brazil. The Company does not typically service, repair or recondition its competitors' products.

Rental. The Company rents running and installation tools for use in installing its products. These tools are used to install and retrieve the Company's products which are purchased by customers. Rental or purchase of running tools is not a condition of the sale of the Company's products and are contracted for separately from product sales and other services offered by the Company. Running tools are available from Dril-Quip's locations in Houston, Texas; Aberdeen, Scotland; Stavanger, Norway; Esbjerg, Denmark; Beverwijk, Holland; Singapore; Perth, Australia; and Macae, Brazil.

Manufacturing

Dril-Quip has major manufacturing facilities in Houston, Texas; Aberdeen, Scotland; Singapore; and Macae, Brazil. Each location conducts a broad variety of processes, including machining, fabrication, inspection, assembly and testing. The Houston facility also provides forged and heat treated products to all of its major manufacturing facilities.

The Company's Houston, Aberdeen and Singapore manufacturing plants are ISO 9001:2008 certified and licensed to applicable API product specifications. The Company's Macae manufacturing plant is ISO 9001:2008 certified. See "Item 2. Properties—Major Manufacturing Facilities." Dril-Quip maintains its high standards of product quality through the use of quality assurance specialists who work with product manufacturing personnel throughout the manufacturing process by inspecting and documenting equipment as it is processed through the Company's manufacturing facilities. The Company has the capability to manufacture various products from each of its product lines at its major manufacturing facilities and believes that this localized manufacturing capability is essential in order to compete with the Company's major competitors.

The Company's manufacturing process is vertically integrated, producing a majority of its forging requirements and essentially all of its heat treatment, machining, fabrication, inspection, assembly and testing in-house. The Company's primary raw material is cast steel ingots, from which it produces steel shaped forgings at its forging and heat treatment facility in Houston, Texas. The Company routinely purchases steel ingots from multiple suppliers on a purchase order basis and does not have any long-term supply contracts. The Company's Houston facility provides forgings and heat treatment for its Houston, Aberdeen, Singapore and Macae facilities. The Company's major competitors depend on outside sources for all or a substantial portion of their forging and heat treatment requirements. The Company has made significant capital investments in developing its vertically integrated manufacturing capability. Prolonged periods of low demand in the market for offshore drilling and production equipment could have a greater effect on the Company than on certain of its competitors that have not made such large capital investments in their facilities.

Dril-Quip's manufacturing facilities utilize state-of-the-art computer numerically controlled ("CNC") machine tools and equipment, which contribute to the Company's product quality and timely delivery. The Company has also developed a cost effective, in-house machine tool rebuild capability which produces "like new" machine upgrades with customized features to enhance the economic manufacture of its specialized products. The Company purchases quality used machine tools as they become available and stores them at its facilities to be rebuilt and upgraded as the need arises. Rebuilding used machine tools allows for greater customization suitable for manufacturing Dril-Quip proprietary product lines. This strategy provides the added advantage of in-house expertise for repairs and maintenance of these machines. A significant portion of the Company's manufacturing capacity growth has been through the rebuild/upgrade of quality used machine tools, including the replacement of outdated control systems with state-of-the-art CNC controls.

Customers

The Company's principal customers are major integrated, large independent and foreign national oil and gas companies. Offshore drilling contractors and engineering and construction companies also represent a portion of the Company's customer base. The Company's customers are generally oil and gas companies that are well-known participants in offshore exploration and production.

The Company is not dependent on any one customer or group of customers. In 2012 and 2011, the Company's top 15 customers represented approximately 62% of total revenues, with one customer, Petrobras, accounting for approximately 12% and 15%, respectively, of the Company's total revenues. In 2010, the Company's top 15 customers represented approximately 63% of total revenues with one customer, Keppel Fels, accounting for approximately 13% of the Company's total revenues. No other customer accounted for more than 10% of the Company's total revenues in 2012, 2011 or 2010. The number and variety of the Company's products required in a given year by any one customer depends upon the amount of that customer's capital expenditure budget devoted to offshore exploration and production and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of revenues in one fiscal year may represent an immaterial portion of revenues in subsequent years. While the Company is not dependent on any one customer or group of customers, the loss of one or more of its significant customers could, at least on a short-term basis, have an adverse effect on the Company's results of operations.

Backlog

Backlog consists of firm customer orders for which a purchase order or signed contract has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. The Company's revenues for a specific period have not been directly related to its backlog as stated at a particular point in time. The Company's backlog was approximately $881 million, $716 million and $627 million at December 31, 2012, 2011 and 2010, respectively. In August 2012, the Company's Brazilian subsidiary, Dril-Quip do Brasil LTDA, was awarded a four-year contract by Petroleo Brasiliero S.A. ("Petrobras"), which is Brazil's national oil company. At exchange rates in effect at the signing date, the contract was valued at $650 million, net of Brazilian taxes, if all the equipment under contract is ordered. Amounts will be included in the Company's backlog as purchase orders under the contract are received. The Company's December 31, 2012 backlog includes the first $105 million of purchase orders under the new Petrobras contract. The 2012 amount represents an increase of approximately $165 million, or 23%, from 2011 to 2012 and an increase of approximately $254 million, or 41%, from 2010 to 2012. The Company expects to fill approximately 66% of the December 31, 2012 backlog by December 31, 2013. The remaining backlog at December 31, 2012 consists of longer-term projects which are being designed and manufactured to customer specifications requiring longer lead times.

The Company can give no assurance that backlog will remain at current levels. Sales of the Company's products are affected by prices for oil and natural gas, which may fluctuate significantly. Additional future declines in oil and natural gas prices could reduce new customer orders, possibly causing a decline in the Company's future backlog. All of the Company's projects currently included in its backlog are subject to change and/or termination at the option of the customer. If the Company's existing or future products are unable to meet any standards or qualifications required by its customers or triggered by the *Deepwater Horizon* incident, or if the costs of the modifications to such products necessary to satisfy such standards or qualifications are not acceptable to the Company's customers, the customers may terminate their contracts with the Company. In the case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination. In the past, terminations and cancellations have not been significant to the Company's overall operating results.

Marketing and Sales

Dril-Quip markets its products and services throughout the world directly through its sales personnel in two domestic and twenty international locations. In addition, in certain foreign markets where the Company does not maintain offices, it utilizes independent sales representatives to enhance its marketing and sales efforts. Some of the locations in which Dril-Quip has sales representatives are India, Brazil, Indonesia, Malaysia, China, Saudi Arabia and United Arab Emirates. Although they do not have authority to contractually bind the Company, these representatives market the Company's products in their respective territories in return for sales commissions. The Company advertises its products and services in trade and technical publications targeted to its customer base. The Company also participates in industry conferences and trade shows to enhance industry awareness of its products.

The Company's customers generally order products on a purchase order basis. Orders, other than those considered to be long-term projects, are typically filled within nine to twelve months after receipt of a purchase order, depending on the type of product and whether it is sold out of inventory or requires some customization. Contracts for certain of the Company's larger, more complex products, such as subsea production trees, drilling risers and equipment for TLPs and Spars can take a year or more to complete.

The primary factors influencing a customer's decision to purchase the Company's products are the quality, reliability and reputation of the product, price and technologically superior features. Timely delivery of equipment is also very important to customer operations and the Company maintains an experienced sales coordination staff to help assure such delivery. For large drilling and production system orders, project management teams coordinate customer needs with the Company's engineering, manufacturing and service organizations, as well as with subcontractors and vendors.

A portion of the Company's business consists of designing, manufacturing and selling equipment, as well as offering technical advisory assistance during installation of the equipment, for major projects pursuant to competitive bids. The number of such projects in any year may fluctuate. The Company's profitability on such projects is critically dependent on making accurate and cost effective bids and performing efficiently in accordance with bid specifications. Various factors can adversely affect the Company's performance on individual projects, with potential material adverse effects on project profitability.

Product Development and Engineering

The technological demands of the oil and gas industry continue to increase as offshore exploration and drilling expand into more hostile environments. Conditions encountered in these environments include well pressures of up to 15,000 psi (pounds per square inch), mixed flows of oil and gas under high pressure that may also be highly corrosive and water depths in excess of 10,000 feet. Since its founding, Dril-Quip has actively engaged in continuing product development to generate new products and improve existing products. When developing new products, the Company typically seeks to design the most technologically advanced version for a particular application to establish its reputation and qualification in that product. Thereafter, the Company leverages its expertise in the more technologically advanced product to produce less costly and complex versions of the product for less demanding applications. The Company also focuses its activities on reducing the overall cost to the customer, which includes not only the initial capital cost but also operating and installation costs associated with its products.

The Company has continually introduced new products and product enhancements since its founding in 1981. In the 1980s, the Company introduced its first product, specialty connectors, as well as mudline suspension systems, template systems and subsea wellheads. In the 1990s, the Company introduced a series of new products, including diverters, wellhead connectors, SingleBore™ subsea trees, improved severe service dual bore subsea trees, subsea and platform valves, platform wellheads, platform trees, subsea tree workover riser systems, drilling riser systems and TLP and Spar production riser systems. Since 2000, Dril-Quip has introduced multiple new products including liner hangers, subsea control systems and subsea manifolds.

Dril-Quip's product development work is primarily conducted at its facilities in Houston, Texas and Aberdeen, Scotland. In addition to the work of its product development staff, the Company's application engineering staff provides engineering services to customers in connection with the design and sales of its products. The Company's ability to develop new products and maintain technological advantages is important to its future success. There can be no assurance that the Company will be able to develop new products, successfully differentiate itself from its competitors or adapt to evolving markets and technologies.

The Company believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees than on any individual patent, trademark or copyright. Nevertheless, as part of its ongoing product development and manufacturing activities, Dril-Quip's policy has been to seek patents when appropriate on inventions concerning new products and product improvements. All patent rights for products developed by employees are assigned to the Company and almost all of the Company's products have components that are covered by patents.

Dril-Quip has numerous U.S. registered trademarks, including Dril-Quip®, Quik-Thread®, Quick-Stab®, Multi-Thread®, MS-15®, SS-15®, SS-10® and SU-90®. The Company has registered its trademarks in the countries where such registration is deemed material.

Although in the aggregate, the Company's patents and trademarks are of considerable importance to the manufacturing and marketing of many of its products, the Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole, except the Dril-Quip® trademark. The Company also relies on trade secret protection for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to the Company's trade secrets.

Competition

Dril-Quip faces significant competition from other manufacturers and suppliers of exploration and production equipment. Several of its primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than those of the Company and which, in many instances, have been engaged in the manufacturing business for a much longer period of time than the Company. The Company competes principally with GE Oil and Gas (formerly Vetco Gray), and the petroleum production equipment segments of Cameron International Corporation, FMC Technologies, Inc. and Aker Solutions.

Because of their relative size and diversity of products, several of the Company's competitors have the ability to provide "turnkey" services for offshore drilling and production applications, which enables them to use their own products to the exclusion of Dril-Quip's products. See "Item 1A. Risk Factors—We may be unable to successfully compete with other manufacturers of drilling and production equipment." The Company also competes to a lesser extent with a number of other companies in various products. The principal competitive factors in the petroleum drilling and production equipment markets are quality, reliability and reputation of the product, price, technology, service and timely delivery.

Employees

The total number of the Company's employees as of December 31, 2012 was 2,451. Of these, 1,295 were located in the United States. Substantially all of the Company's employees are not covered by collective bargaining agreements, and the Company considers its employee relations to be good.

The Company's operations depend in part on its ability to attract quality employees. While the Company believes that its wage and salary rates are competitive and that its relationship with its labor force is good, a significant increase in the wages and salaries paid by competing employers could result in a reduction of the Company's labor force, increases in the wage and salary rates paid by the Company or both. If either of these events were to occur, in the near-term, the profits realized by the Company from work in progress would be reduced and, in the long-term, the production capacity and profitability of the Company could be diminished and the growth potential of the Company could be impaired. See "Item 1A. Risk Factors—Loss of our key management or other personnel could adversely impact our business."

Governmental Regulations

Many aspects of the Company's operations are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to oilfield operations, the discharge of materials into the environment from our manufacturing or other facilities, health and worker safety aspects of our operations, or otherwise relating to human health and environmental protection. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry in general, including those specifically directed to offshore operations. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for the Company's products. See "Item 1A. Risk Factors—Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations."

In recent years, increased concern has been raised over the protection of the environment. Legislation to regulate emissions of greenhouse gases has been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both nationally and internationally, regarding the impact of these gases and possible means for their regulation. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues, such as the annual United Nations Climate Change Conferences. Also, the U.S. Environmental Protection Agency ("EPA") has undertaken new efforts to collect information regarding greenhouse gas emissions and their effects. Following a finding by the EPA that certain greenhouse gases represent a danger to human health, the EPA has expanded its regulations relating to those emissions and has adopted rules imposing permitting and reporting obligations. The results of the permitting and reporting requirements could lead to further regulation of these greenhouse gases by the EPA. Moreover, offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. To the extent that new laws or other governmental actions prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore drilling industry in particular, the business of the Company could be adversely affected. The Company cannot determine to what extent its future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations. See "Item 1A. Risk Factors—Our business and our customers' businesses are subject to environmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations."

The Company has begun efforts to implement ISO 14001, which is an environmental management system standard, with the intention of having its manufacturing facilities certified as compliant with ISO 14001 during 2013 and 2014. These efforts are ongoing and there can be no assurances that the Company's manufacturing facilities will be certified as compliant with ISO 14001.

Based on the Company's experience to date, the Company does not currently anticipate any material adverse effect on its business or consolidated financial position as a result of future compliance with existing environmental laws and regulations controlling the discharge of materials into the environment. However, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of or by regulatory agencies, or stricter or different interpretations of existing laws and regulations, may require additional expenditures by the Company, which may be material.

In 2010, the incident involving the *Deepwater Horizon* and the ensuing oil spill caused the U.S. government to issue a moratorium on offshore drilling in the U.S. Gulf of Mexico. The moratorium was lifted in late 2010 and activity in the Gulf of Mexico has improved significantly; however, the impact of more stringent requirements imposed by new or revised rules as a result of the incident, particularly for smaller operators, could materially and adversely affect the Company's financial operations. See "Item 1A Risk Factors – Certain matters relating to the *Deepwater Horizon* explosion, subsequent oil spill, moratorium and related regulations on deepwater drilling offshore in the U.S. Gulf of Mexico may continue to adversely affect our business in the U.S. Gulf of Mexico and potentially in other worldwide locations."

Executive Officers of the Registrant

Pursuant to Instruction 3 to Item 401(b) of Regulation S-K and General Instruction G(3) to Form 10-K, the following information is included in Part I of this Form 10-K:

The following table sets forth the names, ages (as of February 20, 2013) and positions of the Company's executive officers:

Name	Age	Position
Blake T. DeBerry	53	President, Chief Executive Officer and Director
James A. Gariepy	55	Senior Vice President and Chief Operating Officer
Jerry M. Brooks	61	Vice President—Finance and Chief Financial Officer
James C. Webster	43	Vice President, General Counsel and Secretary

Blake T. DeBerry has been President and Chief Executive Officer and a member of the Board of Directors of the Company, since October 2011. Mr. DeBerry was Senior Vice President—Sales and Engineering from July 2011 until October 2011, and was Vice President—Dril-Quip Asia-Pacific (which covers the Pacific Rim, Asia, Australia, India and the Middle East) from March 2007 to July 2011. He has been an employee of the Company since 1988 and has held a number of management and engineering positions in the Company's domestic and international offices. Mr. DeBerry holds a Bachelor of Science degree in mechanical engineering from Texas Tech University.

James A. Gariepy is Senior Vice President and Chief Operating Officer, a position he has held since October 2011. Mr. Gariepy was Senior Vice President—Manufacturing, Project Management and Service from July 2011 until October 2011, and was Vice President—Dril-Quip Europe (which covers Europe, Africa and Northern Eurasia) from March 2007 to July 2011. He has held domestic and international management positions since joining the Company in 2004. Mr. Gariepy holds a Bachelor of Science degree in mechanical engineering from the Lawrence Technological University and an MBA from the University of St. Thomas.

Jerry M. Brooks is Vice President—Finance and Chief Financial Officer. He has been Vice President since 2007 and Chief Financial Officer since 1999. From 2009 until May 2011, he also served as Secretary of the Company. From 1992 until March 1999, Mr. Brooks served as Chief Accounting Officer. From 1980 to 1991, he held various positions with Chiles Offshore Corporation, most recently as Chief Financial Officer, Secretary and Treasurer. Mr. Brooks holds a BBA in Accounting and a MBA in Finance from the University of Texas at Austin.

James C. Webster is Vice President, General Counsel and Secretary. He joined the Company in February 2011 as Vice President and General Counsel and was elected to the additional position of Secretary in May 2011. From September 2005 until September 2010, he was Vice President, General Counsel and Secretary of M-I SWACO, at the time a joint venture between Smith International, Inc. and Schlumberger Ltd., and then was an area general counsel for Schlumberger from September 2010 to February 2011 following Schlumberger's acquisition of Smith International. From 1999 to September 2005, he was an associate with, and later a partner in, the law firm of Gardere Wynne Sewell LLP in Houston. Mr. Webster holds an economics degree from the University of Arizona and a joint Law/MBA from Loyola University.

Item 1A. *Risk Factors*

In this Item 1A. the terms "we," "our," "us," and "Dril-Quip" used herein refer to Dril-Quip, Inc. and its subsidiaries unless otherwise indicated or as the context so requires.

A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income.

Our business depends upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures is generally dependent on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

- worldwide economic activity;
- the level of exploration and production activity;
- interest rates and the cost of capital;
- environmental regulation;
- federal, state and foreign policies regarding exploration and development of oil and gas;
- the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;
- governmental regulations regarding future oil and gas exploration and production in the U.S. Gulf of Mexico and elsewhere, including activities impacted by the 2010 drilling moratorium in the U.S. Gulf of Mexico and related permitting delays;
- the cost of exploring and producing oil and gas;
- the cost of developing alternative energy sources;
- the availability, expiration date and price of offshore leases in the United States and overseas;
- the discovery rate of new oil and gas reserves in offshore areas;
- the success of drilling for oil and gas in unconventional resource plays such as shale formations;
- technological advances; and
- weather conditions.

Oil and gas prices and the level of offshore drilling and production activity have been characterized by significant volatility in recent years. Worldwide military, political and economic events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. WTI crude oil prices in 2012 ranged from $77 per barrel to $109 per barrel. WTI crude oil prices in 2011 ranged from $75 per barrel to $113 per barrel. WTI crude oil prices in 2010 ranged from $64 per barrel to $91 per barrel. We expect continued volatility in both crude oil and natural gas prices as well as in the level of drilling and production related activities. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. In addition, future significant or prolonged declines in hydrocarbon prices may have a material adverse effect on our results of operations.

Certain matters relating to the *Deepwater Horizon* explosion, subsequent oil spill, moratorium and related regulations on deepwater drilling offshore in the U. S. Gulf of Mexico may continue to adversely affect our business in the U.S. Gulf of Mexico and potentially in other worldwide locations.

On April 22, 2010, a deepwater U.S. Gulf of Mexico drilling rig known as the *Deepwater Horizon* that was operated by BP Exploration & Production, Inc. ("BP") sank after an explosion and fire that began on April 20, 2010. We are a party to an ongoing contract with an affiliate of BP to supply wellhead systems in connection with BP's U.S. Gulf of Mexico operations, and our wellhead and certain of our other equipment were in use on the *Deepwater Horizon* at the time of the incident.

We were named, along with other unaffiliated defendants, in both class action and other lawsuits arising from the *Deepwater Horizon* incident. The actions filed against us were consolidated, along with hundreds of other lawsuits not directly naming us, in the multi-district proceeding *In Re: Oil Spill by the Oil Rig "Deepwater Horizon" in the Gulf of Mexico, on April 20, 2010* ("MDL Proceeding"). The lawsuits generally alleged, among other things, violation of state and federal environmental and other laws and regulations, negligence, gross negligence, strict liability, personal injury and/or property damages and generally sought awards of unspecified economic, compensatory and punitive damages and/or declaratory relief.

On January 20, 2012, the judge presiding over the MDL Proceeding, a related proceeding filed by affiliates of Transocean Ltd under the Limitation of Liability Act, and the U.S. government's action under the Oil Pollution Act, issued an order that granted our Motion for Summary Judgment and dismissed all claims asserted against us in those proceedings with prejudice. On April 9, 2012, the judge issued an order granting a final judgment in favor of us with respect to the court's prior order that granted our Motion for Summary Judgment.

Additional lawsuits may be filed and additional investigations may be launched in the future. An adverse outcome with respect to any of these lawsuits or investigations, or any lawsuits or investigations that may arise in the future, could have a material adverse effect on our results of operations. We intend to continue to vigorously defend any litigation, fine or penalty relating to the *Deepwater Horizon* incident.

At the time of the *Deepwater Horizon* incident, we had a general liability insurance program with an aggregate coverage limit of $100 million for claims with respect to property damage, injury or death and pollution. The coverage was increased to $200 million in October 2010. The insurance policies may not cover all potential claims and expenses relating to the *Deepwater Horizon* incident. In addition, our policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. We have received a "reservation of rights" letter from our insurer. This letter details the insurer's obligation under the current policy and the insurer's interpretations of key provisions within the policy relating to any claims arising out of the *Deepwater Horizon* incident. The incident may also lead to further tightening of the availability of insurance coverage. If liability limits are increased or the insurance market becomes more restricted, the risks and costs of conducting offshore exploration and development activities may increase, which could materially impact our results of operations.

In November 2012, the EPA suspended BP from new contracts with the U.S. government. Under the suspension, no new contracts can be entered into between the U.S. government and BP, including new leases of offshore tracts. If the suspension lasts for a lengthy period, it could have an adverse effect on our revenues in the U.S. Gulf of Mexico.

Since the *Deepwater Horizon* incident, various new regulations intended to improve offshore safety systems and environmental protection have been issued which have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico, which could adversely affect the Company's financial operations. For example, the U.S. government has indicated that before any recipient of a deepwater drilling permit may resume drilling, (i) the operator must demonstrate that containment resources are available promptly in the event of a deepwater blowout, (ii) the chief executive officer of the operator seeking to perform deepwater drilling must certify that the operator has complied with all applicable regulations and (iii) the Bureau of Ocean Energy Management ("BOEM") and the Bureau of Safety and Environmental Enforcement ("BSEE") will conduct inspections of such deepwater drilling operation for compliance with the applicable regulations. We cannot predict when the applicable government agency will determine that any deepwater driller is in compliance with the new regulations. Third party challenges to industry operations in the U.S. Gulf of Mexico may also serve to further delay or restrict activities. Further, in 2010 and 2011, the BSEE and its predecessor agency issued initial regulations on the design and operation of well control and other equipment at offshore production sites, implementation of safety and environmental management systems ("SEMS"), and mandatory third-party compliance audits. On August 22, 2012, BSEE published a final rule amending the regulations regarding design and operation of well control and other equipment, and a new SEMS rule was sent to the Office of Management and Budget for a 90-day review on January 31, 2013. BSEE has indicated that there will be an additional, separate rulemaking to govern the design, performance and maintenance of blowout preventers but that rule has not yet been published. BSEE has also published a draft statement of policy on safety culture with nine proposed characteristics of a robust safety culture. If the new regulations, policies, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on projects, then they could discontinue or curtail their offshore operations, thereby adversely affecting our financial operations by decreasing demand for our products.

We may not be able to satisfy technical requirements, testing requirements or other specifications under contracts and contract tenders.

Our products are used in deepwater, harsh environments and severe service applications. Our contracts with customers and customer requests for bids typically set forth detailed specifications or technical requirements for our products and services, which may also include extensive testing requirements. We anticipate that such testing requirements will become more common in our contracts. In addition, recent scrutiny of the offshore drilling industry triggered by the *Deepwater Horizon* incident may result in more stringent technical specifications for our products and more comprehensive testing requirements for our products to ensure compliance with such specifications. We cannot assure you that our products will be able to satisfy the specifications or that we will be able to perform the full-scale testing necessary to prove that the product specifications are satisfied in future contract bids or under existing contracts, or that the costs of modifications to our products to satisfy the specifications and testing will not adversely affect our results of operations. If our products are unable to satisfy such requirements, or we are unable to perform any required full-scale testing, our customers may cancel their contracts and/or seek new suppliers, and our business, results of operations or financial position may be adversely affected.

We rely on technology provided by third parties and our business may be materially adversely affected if we are unable to renew our licensing arrangements with them.

We have existing contracts and may enter into new contracts with customers that require us to use technology or to purchase components from third parties, including some of our competitors. In the ordinary course of our business, we have entered into licensing agreements with some of these third parties for the use of such technology, including a license from a competitor of a technology important to our subsea wellheads. We may not be able to renew our existing licenses or to purchase these components on terms acceptable to us, or at all. If we are unable to use a technology or purchase a component, we may not be able to meet existing contractual commitments without increased costs or modifications or at all. In addition, we may need to stop selling products incorporating that technology or component or to redesign our products, either of which could result in a material adverse effect on our business and operations.

We may be unable to successfully compete with other manufacturers of drilling and production equipment.

Several of our primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than ours and which have been engaged in the manufacturing business for a much longer time than us. If these competitors substantially increase the resources they devote to developing and marketing competitive products and services, we may not be able to compete effectively. Similarly, consolidation among our competitors could enhance their product and service offerings and financial resources, further intensifying competition.

The loss of a significant customer could have an adverse impact on our financial results.

Our principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies. Offshore drilling contractors and engineering and construction companies also represent a portion of our customer base. In 2012 and 2011, our top 15 customers represented approximately 62% of total revenues, with one customer, Petrobras, accounting for approximately 12% and 15%, respectively, of our total revenues. In 2010, our top 15 customers represented approximately 63% of total revenues, with one customer, Keppel Fels, accounting for approximately 13% of our total revenues.

While we are not dependent on any one customer or group of customers, the loss of one or more of our significant customers could, at least on a short-term basis, have an adverse effect on our results of operations, financial position and cash flows.

Our customers' industries are undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our results of operations or our financial position. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

Increases in the cost of raw materials and energy used in our manufacturing processes could negatively impact our profitability.

Any increases in commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for our products would result in an increase in our raw material costs. Similarly, any increase in energy costs would increase our product costs. If we are not successful in raising our prices on products to compensate for any increased raw material or energy costs, our margins will be negatively impacted.

We depend on third-party suppliers for timely deliveries of raw materials, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials from third parties. The ability of these third parties to deliver raw materials may be affected by events beyond our control. Any interruption in the supply of raw materials needed to manufacture our products could adversely affect our business, results of operations and reputation with our customers.

Conditions in the global financial system may have impacts on our business and financial position that we currently cannot predict.

Uncertainty and turmoil in the credit markets may negatively impact the ability of our customers to finance purchases of our products and services and could result in a decrease in, or cancellation of, orders included in our backlog or adversely affect the collectability of our receivables. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services, which could have a negative impact on our financial position. Additionally, unsettled conditions could have an impact on our suppliers, causing them to be unable to meet their obligations to us. Although we do not currently anticipate a need to access the credit markets in the short term, a prolonged constriction on future lending by banks or investors could result in higher interest rates on future debt obligations or could restrict our ability to obtain sufficient financing to meet our long-term operational and capital needs.

Our international operations expose us to instability and changes in economic and political conditions and other risks inherent to international business, which could have a material adverse effect on our operations, cash flows or financial condition.

We have substantial international operations, with approximately 74%, 69% and 61% of our revenues derived from foreign sales in each of 2012, 2011 and 2010, respectively. We operate our business and market our products and services in all of the significant oil and gas producing areas in the world and are, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. Risks associated with our international operations include:

- volatility in general economic, social and political conditions;
- terrorist threats or acts, war and civil disturbances;
- expropriation or nationalization of assets;
- the sovereign debt crisis of the European Union countries;
- renegotiation or nullification of existing contracts;
- foreign taxation, including changes in law or interpretation of existing law;
- assaults on property or personnel;
- restrictive action by local governments;
- foreign and domestic monetary policies;
- limitations on repatriation of earnings;
- travel limitations or operational problems caused by public health threats; and
- changes in currency exchange rates.

Any of these risks could have an adverse effect on our ability to manufacture products abroad or the demand for our products and services in some locations. To date, we have not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of our international operations could have a material adverse effect on our overall operations.

Our operations require us to deal with a variety of cultures, exposing us to compliance risks.

Doing business on a worldwide basis exposes us and our subsidiaries to risks inherent in complying with the laws and regulations of a number of different nations, including various anti-bribery laws. We do business and have operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture in which requests for improper payments are not discouraged. Maintaining and administering an effective anti-bribery compliance program under the U.S. Foreign Corrupt Practices Act, the United Kingdom's Bribery Act of 2010, and similar statutes of other nations, in these environments presents greater challenges than is the case in more developed countries. The precautions we take to prevent and detect misconduct, fraud or non- compliance with applicable laws and regulations may not be able to prevent such occurrences, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines, penalties or other sanctions, which could have a material adverse effect on our business and our consolidated financial condition, results of operations and cash flows.

We are subject to taxation in many jurisdictions and there are inherent uncertainties in the final determination of our tax liabilities.

As a result of our international operations, we are subject to taxation in many jurisdictions. Therefore, the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Foreign income tax returns of foreign subsidiaries and related entities are routinely examined by foreign tax authorities. These tax examinations may result in assessments of additional taxes, interest or penalties. Refer to "Item 3. Legal Proceedings" regarding tax assessments in Brazil.

Our excess cash is invested in various financial instruments which may subject us to potential losses.

We invest excess cash in various financial instruments including interest bearing accounts, money market mutual funds and funds which invest in U.S. Treasury obligations and repurchase agreements backed by U.S. Treasury obligations. However, changes in the financial markets, including interest rates, as well as the performance of the issuers, can affect the market value of our short-term investments.

We may suffer losses as a result of foreign currency fluctuations and limitations on the ability to repatriate income or capital to the U.S.

We conduct a portion of our business in currencies other than the United States dollar, and our operations are subject to fluctuations in foreign currency exchange rates. We cannot assure you that we will be able to protect the Company against such fluctuations in the future. Historically, we have not conducted business in countries that limit repatriation of earnings. However, as we expand our international operations, we may begin operating in countries that have such limitations. Further, we cannot assure you that the countries in which we currently operate will not adopt policies limiting repatriation of earnings in the future.

Our business involves numerous operating hazards that may not be covered by insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial position, cash flows and results of operations.

Our products are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. In addition, certain areas where our products are used, including in and near the U.S. Gulf of Mexico, are close to high population areas and subject to hurricanes and other extreme weather conditions on a relatively frequent basis. A catastrophic occurrence at a location where our equipment and/or services are used may expose us to substantial liability for personal injury, wrongful death, product liability or commercial claims. Effective October 1, 2010, we increased our general liability insurance program to include an aggregate coverage limit of $200 million for claims with respect to property damage, injury or death and pollution. However, our insurance policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. In addition, our insurance does not provide coverage for all liabilities, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our results of operations, financial position and cash flows.

We attempt to further limit our liability through contractual indemnification provisions with our customers. We generally seek to enter into contracts for the provision of our products and services that provide for (1) the responsibility of each party to the contract for personal injuries to, or the death of, its employees and damages to its property, (2) cross-indemnification with other contractors providing products and/or services to the other party to the contract with respect to personal injury, death and property damage and (3) the operator being responsible for claims brought by third parties for personal injury, death, property loss or damage relating to pollution or other well control events. We may not be able to successfully obtain favorable contractual provisions, and a failure to do so may increase our risks and costs, which could materially impact our results of operations. In addition, we cannot assure you that any party that is contractually obligated to indemnify us will be financially able to do so.

We may lose money on fixed-price contracts.

A portion of our business consists of the designing, manufacturing and selling of our equipment for major projects pursuant to competitive bids, and is performed on a fixed-price basis. Under these contracts, we are typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

- errors in estimates or bidding;
- changes in availability and cost of labor and materials; and
- variations in productivity from our original estimates.

These variations and the risks inherent in our projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a material adverse impact on our operating results.

Our business could be adversely affected if we do not develop new products and secure and retain patents related to our products.

Technology is an important component of our business and growth strategy, and our success as a company depends to a significant extent on the development and implementation of new product designs and improvements. Whether we can continue to develop systems and services and related technologies to meet evolving industry requirements and, if so, at prices acceptable to our customers will be significant factors in determining our ability to compete in the industry in which we operate. Many of our competitors are large multinational companies that may have significantly greater financial resources than we have, and they may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do.

Our ability to compete effectively will also depend on our ability to continue to obtain patents on our proprietary technology and products. Although we do not consider any single patent to be material to our business as a whole, the inability to protect our future innovations through patents could have a material adverse effect.

We may be required to recognize a charge against current earnings because of percentage-of-completion accounting.

Revenues and profits on long-term project contracts are recognized on a percentage-of-completion basis. We calculate the percent complete and apply the percentage to determine revenues earned and the appropriate portion of total estimated costs. Accordingly, purchase order price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage complete are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would have to recognize a charge against current earnings, which could be significant depending on the size of the project or the adjustment.

Loss of our key management or other personnel could adversely impact our business.

We depend on the services of Blake DeBerry, President and Chief Executive Officer, and James Gariepy, Senior Vice President and Chief Operating Officer. Together, Mr. DeBerry and Mr. Gariepy have over 30 years with the Company and approximately 60 years of relevant industry experience. The loss of either of these officers could have a material adverse effect on our operations and financial position.

In addition, competition for skilled machinists, fabricators and technical personnel among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop and produce marketable products and services. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates paid by us or both. If either of these events were to occur, in the near-term, the profits realized by us from work in progress would be reduced and, in the long-term, our production capacity and profitability could be diminished and our growth potential could be impaired.

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local and foreign laws and other regulations relating to the oilfield operations, worker safety and the protection of the environment;
- changes in these laws and regulations; and
- the level of enforcement of these laws and regulations.

In addition, we depend on the demand for our products and services from the oil and gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry in general, including those specifically directed to offshore operations. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect our operations by limiting demand for our products. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations and enforcement thereof.

Because of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial position may be adversely affected.

Our businesses and our customers' businesses are subject to environmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are also subject to federal, state, local and foreign laws and regulations relating to the protection of human health and the environment. These environmental laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture our products. For example, our operations are subject to numerous and complex laws and regulations that, among other things, may regulate the management and disposal of hazardous and non-hazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities and concentrations of various materials that can be released into the environment; limit or prohibit operation activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record-keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations. We are required to invest financial and managerial resources to comply with such environmental and health and safety laws and regulations and anticipate that we will continue to be required to do so in the future. In addition, environmental laws and regulations could limit our customers' exploration and production activities. These laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. For example, legislation to regulate emissions of greenhouse gases has been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both nationally and internationally, regarding the impact of these gases and possible means for their regulation. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues, such as the annual United Nations Climate Change Conferences. Also, the EPA has undertaken new efforts to collect information regarding greenhouse gas emissions and their effects. Following a finding by the EPA that certain greenhouse gases represent a danger to human health, the EPA has expanded its regulations relating to those emissions and has adopted rules imposing permitting and reporting obligations. To date, there has been no significant progress in cap and trade proposals. The results of the permitting and reporting requirements could lead to further regulation of these greenhouse gases by the EPA. It is too early to determine whether, or in what form, further regulatory action regarding greenhouse gas emissions will be adopted or what specific impacts a new regulatory action might have on us or our customers. Generally, the anticipated regulatory actions do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, our business and prospects could be adversely affected to the extent laws are enacted or modified or other governmental action is taken that prohibits or restricts our customers' exploration and production activities or imposes environmental protection requirements that result in increased costs to us or our customers.

Environmental laws may provide for "strict liability" for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose us to liability for the conduct of or conditions caused by others, or for our acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to results of operations, financial position and cash flows.

The market price of our common stock is volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

- limited trading volume in our common stock;
- quarterly variations in operating results;
- general financial market conditions;
- the prices of natural gas and oil;
- announcements by us and our competitors;
- our liquidity;
- changes in government regulations;
- our ability to raise additional funds;
- our involvement in litigation; and
- other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. Our Board of Directors reviews this policy on a regular basis in light of our earnings, financial position and market opportunities. We currently intend to retain any earnings for the future operation and development of our business.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Major Manufacturing Facilities

Location	Building Size (Approximate Square Feet)	Land (Approximate Acreage)	Owned or Leased
Houston, Texas			
—Hempstead Highway	175,000	12.9	Owned
—N. Eldridge Parkway	1,690,000	218.0	Owned
Aberdeen, Scotland	222,800	24.1	Owned
Singapore	232,800	14.6	Leased
Macae, Brazil	166,700	10.6	Owned

Dril-Quip has manufacturing facilities in Houston, Aberdeen, Singapore and Macae. The Houston facility at Eldridge produces in-house a majority of the Company's forging and heat treatment requirements.

Sales, Service and Reconditioning Facilities

Location(1)	Building Size (Approximate Square Feet)	Land (Approximate Acreage)	Activity
New Orleans, Louisiana	2,300	—	Sales/Service
Beverwijk, Holland	5,200	0.4	Sales/Warehouse
Perth, Australia	21,200	2.67	Sales/Service/Reconditioning/Warehouse
Stavanger, Norway	42,000	6.1	Sales/Service/Reconditioning/Warehouse/Fabrication
Esbjerg, Denmark	19,400	1.2	Sales/Service/Reconditioning/Warehouse
Port Harcourt, Nigeria	8,300	0.5	Sales/Service/Reconditioning/Warehouse
Tianjin, China	12,200	—	Service/Reconditioning/Warehouse
Shekou, China	1,000	—	Sales
Cairo, Egypt	2,200	—	Sales
Alexandria, Egypt	5,200	0.6	Service/Reconditioning/Warehouse
Takoradi, Ghana	2,500	0.8	Service/Reconditioning/Warehouse
Doha, Qatar	8,600	—	Warehouse

(1) All facilities are leased except Stavanger, Norway, which is owned.

The Company also performs sales, service and reconditioning activities at its facilities in Houston, Aberdeen, Singapore and Macae.

Item 3. *Legal Proceedings*

Deepwater Horizon Incident

On April 22, 2010, a deepwater U.S. Gulf of Mexico drilling rig known as the *Deepwater Horizon,* operated by BP, sank after an explosion and fire that began on April 20, 2010. We are a party to an ongoing contract with an affiliate of BP to supply wellhead systems in connection with BP's U.S. Gulf of Mexico operations, and our wellhead and certain of our other equipment were in use on the *Deepwater Horizon* at the time of the incident. Following the incident, a moratorium was placed on offshore deepwater drilling on May 28, 2010 in the U.S. Gulf of Mexico and was lifted on October 12, 2010. Since the first quarter of 2011, after delays attributed to new regulations that increased the complexity of the drilling permit process, the issuance of deepwater permits resumed and deepwater drilling activity in the U.S. Gulf of Mexico has steadily increased.

We were named, along with other unaffiliated defendants, in both class action and other lawsuits arising from the *Deepwater Horizon* incident. The actions filed against us were consolidated, along with hundreds of other lawsuits not directly naming us, in the multi-district proceeding *In Re: Oil Spill by the Oil Rig "Deepwater Horizon" in the Gulf of Mexico, on April 20, 2010* ("MDL Proceeding"). The lawsuits generally alleged, among other things, violation of state and federal environmental and other laws and regulations, negligence, gross negligence, strict liability, personal injury and/or property damages and generally sought awards of unspecified economic, compensatory and punitive damages and/or declaratory relief.

On January 20, 2012, the judge presiding over the MDL Proceeding, a related proceeding filed by affiliates of Transocean Ltd under the Limitation of Liability Act, and the U.S. government's action under the Oil Pollution Act, issued an order that granted our Motion for Summary Judgment and dismissed all claims asserted against us in those proceedings with prejudice. On April 9, 2012, the judge issued an order granting a final judgment in favor of us with respect to the court's prior order that granted our Motion for Summary Judgment.

Additional lawsuits may be filed and additional investigations may be launched in the future. An adverse outcome with respect to any of these lawsuits or investigations, or any lawsuits or investigations that may arise in the future, could have a material adverse effect on our results of operations. We intend to continue to vigorously defend any litigation, fine or penalty relating to the *Deepwater Horizon* incident. We do not believe this litigation will have a material impact and accordingly, no liability has been accrued in conjunction with these matters.

At the time of the *Deepwater Horizon* incident, we had a general liability insurance program with an aggregate coverage limit of $100 million for claims with respect to property damage, injury or death and pollution. The coverage was increased to $200 million in October 2010. The insurance policies may not cover all potential claims and expenses relating to the *Deepwater Horizon* incident. In addition, our policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. We have received a "reservation of rights" letter from our insurer. This letter details the insurer's obligation under the current policy and the insurer's interpretation of key provisions within the policy relating to any claims arising out of the *Deepwater Horizon* incident. The incident may also lead to further tightening of the availability of insurance coverage. If liability limits are increased or the insurance market becomes more restricted, the risks and costs of conducting offshore exploration and development activities may increase, which could materially impact our results of operations.

Brazilian Tax Issue

From 2002 to 2007, the Company's Brazilian subsidiary imported goods through the State of Espirito Santo in Brazil and subsequently transferred them to its facility in the State of Rio de Janeiro. During that period, the Company's Brazilian subsidiary paid taxes to the State of Espirito Santo on its imports. Upon the final sale of these goods, the Company's Brazilian subsidiary collected taxes from customers and remitted them to the State of Rio de Janeiro net of the taxes paid on importation of those goods to the State of Espirito Santo in accordance with the Company's understanding of Brazilian tax laws.

In August 2007, the State of Rio de Janeiro served the Company's Brazilian subsidiary with assessments to collect a state tax on the importation of goods through the State of Espirito Santo from 2002 to 2007 claiming that these taxes were due and payable to it under applicable law. The Company settled these assessments with payments to the State of Rio de Janeiro of $12.2 million in March 2010 and $3.9 million in December 2010. Approximately $7.8 million of these settlement payments were attributable to penalties, interest and amounts that had expired under the statute of limitations so that amount was recorded as an expense. The remainder of the settlement payments generated credits (recorded as a prepaid tax) that can be used to offset future state taxes on sales to customers in the State of Rio de Janeiro once certified by the tax authorities under a process that is currently ongoing.

In December 2010 and January 2011, the Company's Brazilian subsidiary was served with additional assessments totaling approximately $13.0 million from the State of Rio de Janeiro to cancel the credits associated with the tax payments to the State of Espirito Santo ("Santo Credits") on the importation of goods from July 2005 to October 2007. The Santo Credits are not related to the credits described in the immediately preceding paragraph. The Company has objected to these assessments on the basis that they would represent double taxation on the importation of the same goods and that the Company is entitled to the credits under applicable Brazilian law. The Company believes that these credits are valid and that success in the matter is probable. Based upon this analysis, the Company has not accrued any liability in conjunction with this matter.

Since 2007, the Company's Brazilian subsidiary has paid taxes on the importation of goods directly to the State of Rio de Janeiro and the Company does not expect any similar issues to exist for periods subsequent to 2007.

ATP Bankruptcy

The Company has entered into several contracts with ATP Oil & Gas Corporation ("ATP"). In August 2012, ATP filed for bankruptcy in the U.S Bankruptcy Court in the Southern District of Texas. As of December 31, 2012, the Company had $1.4 million of receivables owed by ATP or its subsidiaries and $4.3 million in customer prepayments from ATP. The Company has not provided for any losses due to the ATP bankruptcy filings as of December 31, 2012.

For a further description of the Company's legal proceedings, see "Commitments and Contingencies," Note 10 of Notes to Consolidated Financial Statements. The Company also is involved in a number of legal actions arising in the ordinary course of business. Although no assurance can be given with respect to the ultimate outcome of such legal actions, in the opinion of management, the ultimate liability with respect thereto will not have a material adverse effect on the Company's financial position.

Item 4. Mine Safety Disclosure

Not applicable

PART II

Item 5. *Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's Common Stock is publicly traded on the New York Stock Exchange under the symbol DRQ. The following table sets forth the quarterly high and low sales prices of the Common Stock as reported on the New York Stock Exchange for the indicated quarters of fiscal 2012 and 2011.

	Sales Price ($)			
	2012		2011	
Quarter Ended	High	Low	High	Low
March 31	77.12	62.75	82.49	70.14
June 30	69.26	57.27	80.64	61.52
September 30	76.03	64.84	75.00	47.40
December 31	73.54	65.16	74.66	47.49

There were approximately 20 stockholders of record of the Company's Common Stock as of December 31, 2012. This number does not include the number of security holders for whom shares are held in a "nominee" or "street" name.

The Company has not paid any dividends in the past. The Company currently intends to retain any earnings for the future operation and development of its business and does not currently anticipate paying any dividends in the foreseeable future. The Board of Directors will review this policy on a regular basis in light of the Company's earnings, financial position and market opportunities.

Information concerning securities authorized for issuance under equity compensation plans is included in Note 13 of Notes to Consolidated Financial Statements.

Repurchase of Equity Securities

On June 18, 2012, the Company's Board of Directors approved a share repurchase plan of up to $100 million of the Company's common stock. As of December 31, 2012, no shares had been repurchased. The repurchase plan has no expiration date and all shares purchased are expected to be cancelled.

Item 6. *Selected Financial Data*

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this report on Form 10-K.

	Year ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Revenues:					
Products	$610,218	$511,650	$486,050	$456,022	$ 453,315
Services	122,813	89,692	80,201	84,182	89,456
Total revenues	733,031	601,342	566,251	540,204	542,771
Cost and expenses:					
Cost of sales:					
Products	384,513	303,995	272,619	260,780	260,626
Services	67,153	57,853	49,988	49,513	51,673
Total cost of sales	451,666	361,848	322,607	310,293	312,299
Selling, general and administrative expenses	82,218	70,510	61,069	55,474	62,390
Engineering and product development expenses	37,455	34,626	29,202	27,173	26,369
Special items(1)	—	4,719	14,660	5,224	—
Operating income	161,692	129,639	138,713	142,040	141,713
Interest income	462	418	321	507	3,453
Interest expense	(32)	(53)	(131)	(156)	(182)
Income before income taxes	162,122	130,004	138,903	142,391	144,984
Income tax provision	42,913	34,737	36,677	37,250	39,399
Net income	$119,209	$ 95,267	$102,226	$105,141	$ 105,585
Earnings per common share:					
Basic	$ 2.96	$ 2.38	$ 2.57	$ 2.68	$ 2.65
Diluted	$ 2.94	$ 2.36	$ 2.55	$ 2.66	$ 2.62
Weighted average common shares outstanding:					
Basic	40,332	40,071	39,828	39,164	39,918
Diluted	40,523	40,322	40,060	39,538	40,292
Statement of Cash Flows Data:					
Net cash provided by (used in) operating activities	(8,159)	$101,854	$107,160	$136,412	$ 40,677
Net cash used in investing activities	(48,999)	(54,187)	(72,950)	(44,325)	(49,527)
Net cash provided by (used in) financing activities	12,257	5,098	14,634	13,436	(100,075)
Other Data:					
Depreciation and amortization	$ 26,224	$ 23,013	$ 20,875	$ 17,997	$ 16,854
Capital expenditures	50,773	56,213	74,815	44,749	50,134

	December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 769,299	$ 648,302	$576,920	$511,916	$400,535
Total assets	1,231,447	1,085,858	948,551	817,246	680,609
Total debt	—	57	326	1,039	1,532
Total stockholders' equity	1,066,432	925,244	828,014	705,085	559,450

(1) See discussion on pages 33 and 35 under "Special Items."

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following is management's discussion and analysis of certain significant factors that have affected aspects of the Company's financial position, results of operations, comprehensive income and cash flows during the periods included in the accompanying consolidated financial statements. This discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto presented elsewhere in this Report.

Overview

Dril-Quip designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company designs and manufactures subsea equipment, surface equipment and offshore rig equipment for use by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, subsea control systems and manifolds, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, liner hangers, wellhead connectors and diverters. Dril-Quip also provides technical advisory services on an as-requested basis during installation of its products, as well as rework and reconditioning services for customer-owned Dril-Quip products and rental of running tools for use in connection with the installation and retrieval of the Company's products.

Oil and Gas Prices

Both the market for offshore drilling and production equipment and services and the Company's business are substantially dependent on the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. Oil and gas prices and the level of offshore drilling and production activity have historically been characterized by significant volatility. See "Item 1A. Risk Factors—A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income."

According to the Energy Information Administration ("EIA") of the U.S. Department of Energy, average WTI crude oil and natural gas (Henry Hub) closing prices are listed below for periods covered by this report:

	Average prices during year ended December 31,		
	2012	2011	2010
Crude Oil ($/Bbl)	$94.05	$94.87	$79.48
Natural gas ($/per Mcf)	2.84	4.12	4.52

In 2010, WTI crude oil prices began the year at $81.52 per barrel and reached a peak in December at $91.48 per barrel. However, crude oil prices averaged $79.48 per barrel for 2010. In 2011, WTI crude oil prices ranged between $75.40 per barrel and $113.39 per barrel. Crude oil ended the year at $98.83 per barrel. In 2012, the WTI oil price ranged between a low of $77.72 per barrel and a high of $109.39 per barrel with an average of $94.05 per barrel and ended the year at $91.83 per barrel.

According to the January 2013 release of the Short-Term Energy Outlook published by the EIA, WTI crude oil prices are projected to average $89.54 per barrel in 2013 and $91.00 in 2014. These projections are based upon the assumption that the U.S. real gross domestic product (GDP) will grow by 1.8% in 2013 and by 2.6% in 2014.

In its January 2013 report, the EIA expects Henry Hub natural gas prices to average $3.86 per Mcf in 2013 and $4.02 per Mcf in 2014. Henry Hub natural gas price was $3.54 per Mcf at the end of December 2012.

In its January 2013 Oil Market Report, the International Energy Agency projected global oil demand to be 90.8 million barrels per day in 2013.

According to the EIA, between January 1, 2013 and February 5, 2013, the price of WTI crude oil ranged from $92.97 per barrel to $97.98 per barrel, closing at $96.68 per barrel on February 5, 2013. For the same period, Henry Hub natural gas price ranged from $3.18 per Mcf to $3.74 per Mcf, closing at $3.44 per Mcf on February 5, 2013.

Rig Count

Detailed below is the average contracted offshore rig count for the Company's geographic regions for the years ended December 31, 2012, 2011 and 2010. The rig count data includes floating rigs (semi-submersibles and drillships) and jack-up rigs. The Company has included only these types of rigs as they are the primary end users of the Company's products.

	Year ended December 31,		
	2012	**2011**	**2010**
Western Hemisphere	211	185	175
Eastern Hemisphere	171	157	144
Asia-Pacific	269	249	236
	651	591	555

Source: ODS—Petrodata RigBase—December 31, 2012, 2011 and 2010

The table above represents rigs under contract and includes rigs currently drilling as well as rigs committed, but not yet drilling. According to ODS-Petrodata RigBase, as of December 31, 2012, there were 69 rigs under contract (38 floating rigs and 31 jack-up rigs) in the U.S. Gulf of Mexico, 65 of which were actively drilling (34 floating rigs and 31 jack-up rigs). As of December 31, 2011, there were 64 rigs under contract in the U.S. Gulf of Mexico (29 floating rigs and 35 jack-up rigs), of which 57 were actively drilling (22 floating rigs and 35 jack-up rigs), and as of December 31, 2010, there were 55 rigs under contract (26 floating rigs and 29 jack-up rigs), of which 35 were actively drilling (7 floating rigs and 28 jack-up rigs).

The Company believes that the number of rigs (semi-submersibles, drillships and jack-up rigs) under construction impacts its revenues because in certain cases, its customers order some of the Company's products during the construction of such rigs. As a result, an increase in rig construction activity tends to favorably impact the Company's backlog while a decrease in rig construction activity tends to negatively impact the Company's backlog. According to ODS-Petrodata, at the end of 2012, 2011 and 2010, there were 186, 146 and 117 rigs, respectively, under construction and the expected delivery dates for the rigs under construction on December 31, 2012 are as follows:

	Floating Rigs	Jack-Ups	Total
2013	22	59	81
2014	29	24	53
2015	13	8	21
2016	8	0	8
After 2016 or unspecified delivery date	21	2	23
	93	93	186

Regulation

The demand for the Company's products and services is also affected by laws and regulations relating to the oil and gas industry in general, including those specifically directed to offshore operations. The adoption of new laws and regulations, or changes to existing laws or regulations that curtail exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect the Company's operations by limiting demand for its products. For a description of certain actions taken by the U.S. government related to the *Deepwater Horizon* incident, see "Commitments and Contingencies" in Note 10 of Notes to Consolidated Financial Statements.

Business Environment

Oil and gas prices and the level of offshore drilling and production activity have been characterized by significant volatility in recent years. Worldwide military, political, economic and other events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Oil and gas prices fell from previously high historic levels beginning in mid-2008 and continued into 2009, and began to stabilize somewhat in the latter half of 2009. WTI crude oil prices in 2010 ranged from $64.78 per barrel to $91.48 per barrel. In 2011, WTI crude oil prices peaked at $113.39 per barrel and ended the year at $98.83 per barrel. In 2012 the WTI crude oil prices ranged between $77.72 per barrel and $109.39 per barrel with an average price of $94.05 per barrel and ended the year at $91.83 per barrel. The Company expects continued volatility in both crude oil and natural gas prices, as well as in the level of drilling and production related activities. The volatility in prices appears to have impacted land drilling activity more so than offshore drilling, particularly in deeper offshore waters, where Dril-Quip's products are more often utilized. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. In addition, a significant and prolonged decline in hydrocarbon prices would likely have a material adverse effect on the Company's results of operations.

The Company operates its business and markets its products and services in most of the significant oil and gas producing areas in the world and is, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. These risks include nationalization, expropriation, war, acts of terrorism and civil disturbance, restrictive action by local governments, limitation on repatriation of earnings, change in foreign tax laws and change in currency exchange rates, any of which could have an adverse effect on either the Company's ability to manufacture its products in its facilities abroad or the demand in certain regions for the Company's products or both. To date, the Company has not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of the Company's international operations could have a material adverse effect on its overall operations. See "Item 1A. Risk Factors—Our international operations expose us to instability and changes in economic and political conditions and other risks inherent to international business, which could have a material adverse effect on our operations, cash flows or financial condition."

Revenues. Dril-Quip's revenues are generated from two sources: products and services. Product revenues are derived from the sale of offshore drilling and production equipment. Service revenues are earned when the Company provides technical advisory assistance for installation of the Company's products, reconditioning services and rental of running tools for installation and retrieval of the Company's products. In 2012, the Company derived 83% of its revenues from the sale of its products and 17% of its revenues from services compared to 85% and 15% in 2011 and 86% and 14% in 2010, respectively. Service revenues generally correlate to revenues from product sales because increased product sales typically generate increased demand for technical advisory services during installation and rental of running tools. The Company has substantial international operations, with approximately 74%, 69% and 61% of its revenues derived from foreign sales in 2012, 2011 and 2010, respectively. Substantially all of the Company's domestic revenue relates to operations in the U. S. Gulf of Mexico. Domestic revenue approximated 26%, 31% and 39%, respectively, of the Company's total revenues for 2012, 2011 and 2010.

Product contracts are typically negotiated and sold separately from service contracts. In addition, service contracts are not typically included in the product contracts or related sales orders and are not offered to the customer as a condition of the sale of the Company's products. The demand for products and services is generally based on world-wide economic conditions in the offshore oil and gas industry, and is not based on a specific relationship between the two types of contracts. Substantially all of the Company's sales are made on a purchase order basis. Purchase orders are subject to change and/or termination at the option of the customer. In case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination.

Generally, the Company attempts to raise its prices as its costs increase. However, the actual pricing of the Company's products and services is impacted by a number of factors, including competitive pricing pressure, the level of utilized capacity in the oil service sector, maintenance of market share, the introduction of new products and general market conditions.

The Company accounts for larger and more complex projects that have relatively longer manufacturing time frames on a percentage-of-completion basis. During 2012 and 2011 there were 21 and 18 projects, respectively, that were accounted for using the percentage-of-completion method, which represented approximately 20% for both years of the Company's total revenues and 24% and 23% of the Company's product revenues in each year, respectively. During 2010, there were 19 projects representing 19% of the Company's total revenues and 23% of the Company's product revenues. This percentage may fluctuate in the future. Revenues accounted for in this manner are generally recognized based upon a calculation of the percentage complete, which is used to determine the revenue earned and the appropriate portion of total estimated cost of sales. Accordingly, price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percent complete are reflected in the period when such estimates are revised. Losses, if any, are recorded in full when they become known. Amounts received from customers in excess of revenues recognized are classified as a current liability. See "Item 1A. Risk Factors—We may be required to recognize a charge against current earnings because of percentage-of-completion accounting."

The following table sets forth, for the periods indicated, a breakdown of the Company's U.S. Gulf of Mexico products and services revenues:

	Year ended		
	2012	**2011**	**2010**
	(In millions)		
Revenues:			
Products			
Subsea equipment	$118.5	$105.1	$111.0
Surface equipment	0.4	0.3	2.0
Offshore rig equipment	19.7	57.3	79.3
Total products	138.6	162.7	192.3
Services	50.3	25.8	26.2
Total U.S. Gulf of Mexico revenues	$188.9	$188.5	$218.5

As a result of the U.S. Gulf of Mexico drilling moratorium and subsequent delays in the issuance of permits, many of the Company's customers in the U.S. Gulf of Mexico still have unused inventory of the Company's subsea wellhead equipment. However, the number of floating rigs actively drilling in the U.S. Gulf of Mexico averaged 29 for 2012 as compared to 18 for 2011. The Company believes that the effects of the U.S. Gulf of Mexico drilling moratorium and related permitting delays have had little or no impact on revenues related to offshore rig equipment. The change in offshore rig equipment revenues in 2012 compared to 2011 resulted primarily from a reduction of revenues from projects accounted for under the percentage-of-completion method. The Company's U.S. Gulf of Mexico service revenues, which decreased in each quarter of 2010 as a percentage of worldwide revenues as a result of the U.S. Gulf of Mexico drilling moratorium, have increased since the beginning of 2011. In 2011, U.S. Gulf of Mexico service revenues were 4.3%, or approximately $25.8 million, of total worldwide revenue and increased to 6.9%, or approximately $50.3 million, of total worldwide revenue in 2012. The Company will continue to monitor any remaining effects of the U.S. drilling moratorium and the subsequent permitting delays on its ongoing business operations.

Cost of Sales. The principal elements of cost of sales are labor, raw materials and manufacturing overhead. Cost of sales as a percentage of revenues is influenced by the product mix sold in any particular period, costs from projects accounted for under the percentage of completion method and market conditions. The Company's costs related to its foreign operations do not significantly differ from its domestic costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include the costs associated with sales and marketing, general corporate overhead, compensation expense, stock-based compensation expense, legal expenses, foreign currency transaction gains and losses and other related administrative functions.

Engineering and Product Development Expenses. Engineering and product development expenses consist of new product development and testing, as well as application engineering related to customized products.

Income Tax Provision. The Company's overall effective income tax rate has historically been lower than the statutory rate primarily due to foreign income tax rate differentials, research and development credits and deductions related to domestic production activities.

Results of Operations

The following table sets forth, for the periods indicated, certain consolidated statements of income data expressed as a percentage of revenues:

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Products	83.2%	85.1%	85.8%
Services	16.8	14.9	14.2
Total revenues	100.0	100.0	100.0
Cost of sales:			
Products:	52.5	50.6	48.1
Services	9.1	9.6	8.9
Total cost of sales	61.6	60.2	57.0
Selling, general and administrative	11.2	11.7	10.7
Engineering and product development	5.1	5.8	5.2
Special items(1)	—	0.8	2.6
Operating income	22.1	21.5	24.5
Interest income	0.1	0.1	0.1
Interest expense	—	—	—
Income before income taxes	22.2	21.6	24.6
Income tax provision	5.9	5.8	6.5
Net income	16.3%	15.8%	18.1%

(1) See discussion on pages 33 and 35 under *"Special Items."*

The following table sets forth, for the periods indicated, a breakdown of our products and service revenues:

	2012	2011	2010
		(In millions)	
Revenues:			
Products			
Subsea equipment	$518.6	$422.7	$369.6
Surface equipment	38.5	27.0	26.5
Offshore rig equipment	53.1	61.9	90.0
Total products	610.2	511.6	486.1
Services	122.8	89.7	80.2
Total revenues	$733.0	$601.3	$566.3

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Revenues increased by $131.7 million, or approximately 21.9%, to $733.0 million in 2012 from $601.3 million in 2011. Product revenues increased by approximately $98.6 million for the year ended December 31, 2012 compared to the same period in 2011 as a result of increased revenues of $95.9 million in subsea equipment and $11.5 million in surface equipment, partially offset by a $8.8 million decrease in offshore rig equipment. The decrease in offshore rig equipment revenue was primarily due to the reduction in the number of long-term projects with offshore rig equipment components. Product revenues increased in the Western Hemisphere by $33.8 million, $32.2 million in the Eastern Hemisphere, and in Asia-Pacific by $32.6 million. Service revenues increased by approximately $33.1 million resulting from increased service revenues in the Western Hemisphere of $31.4 million and $4.0 million in the Eastern Hemisphere, and partially offset by a slight decrease of $2.3 million in Asia-Pacific. The majority of the increases in service revenues related to increased technical advisory services and increased rental of running and installation tools.

Cost of Sales. Cost of sales increased by $89.9 million, or approximately 24.8%, to $451.7 million for 2012 from $361.8 million for the same period in 2011. As a percentage of revenues, cost of sales were approximately 61.6% in 2012 and 60.2% in 2011. Cost of sales as a percentage of revenue increased in 2012 primarily due to changes in the product mix and increases in unabsorbed manufacturing overhead expenses.

Selling, General and Administrative Expenses. For 2012, selling, general and administrative expenses increased by approximately $11.7 million, or 16.6%, to $82.2 million from $70.5 million in 2011. The increase in selling, general and administrative expenses was primarily due to increased personnel and related expenses and foreign currency transactions, and an increase in stock award expense. Personnel and related expenses were higher by $5.9 million in 2012 as compared to 2011. The Company recognized approximately $5.2 million in foreign currency transaction losses during 2012 compared to approximately $3.5 million of losses during 2011. Stock award expense for 2012 totaled $5.7 million compared to $4.5 million in 2011. The stock award expense in 2011 excludes $1.4 million of non-cash expense due to the vesting of J. Mike Walker's stock options as a result of his retirement as CEO of the Company. Selling, general and administrative expenses as a percentage of revenues were 11.2% in 2012 and 11.7% in 2011.

Engineering and Product Development Expenses. For 2012, engineering and product development expenses increased by approximately $2.9 million, or 8.4%, to $37.5 million from $34.6 million in 2011. The increase was primarily due to additional personnel required to meet the demands of the higher backlog related to long-term projects. Engineering and product development expenses as a percentage of revenues decreased to 5.1% in 2012 from 5.8% in 2011.

Special Items. In October 2011, J. Mike Walker retired and stepped down from his positions as Chairman of the Board of Directors and Chief Executive Officer. Under the circumstances of Mr. Walker's retirement, he was entitled to severance under his employment agreement with the Company. Pursuant to Mr. Walker's employment agreement, the Company was obligated to pay Mr. Walker, among other things, his base salary and his annual bonus through his remaining employment period (October 27, 2014). In addition, stock options owned by Mr. Walker that were outstanding at the date of the termination of his employment were immediately vested. Accordingly, the Company recognized a pre-tax expense of $4.7 million during the fourth quarter of 2011. The amount includes base salary and bonus, including payroll taxes, which totaled $3.3 million. The acceleration of the vesting of his stock options increased pre-tax non-cash expenses by $1.4 million.

Interest Income. Interest income for 2012 was approximately $462,000 as compared to $419,000 in 2011. The Company keeps the majority of its short-term investments in funds that invest in U.S. Treasury obligations, which normally earn lower interest rates than money market funds.

Interest expense. Interest expense for 2012 was approximately $32,000 compared to $53,000 in 2011. The term credit agreement for Dril-Quip (Europe) Limited was paid in full in April 2011.

Income tax provision. Income tax expense for 2012 was $42.9 million on income before taxes of $162.1 million, resulting in an effective income tax rate of approximately 26.4%. Income tax expense in 2011 was $34.7 million on income before taxes of $130.0 million, resulting in an effective tax rate of approximately 26.7%.

On January 2, 2013, the "American Taxpayer Relief Act of 2012" extended the Research and Development tax credit retroactive to January 1, 2012 and was extended through December 31, 2013. The Research and Development credit for 2012 of $1.2 million will be recognized on the Company's 2012 U.S. federal income tax return but will be recorded for financial statement purposes in the first quarter of 2013 in accordance with ASC 740, which requires that changes in tax laws are recorded when enacted.

Net Income. Net income was approximately $119.2 million in 2012 and $95.3 million in 2011, for the reasons set forth above.

Year ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues increased by $35.0 million, or approximately 6.2%, to $601.3 million in 2011 from $566.3 million in 2010. Product revenues increased by approximately $25.5 million for the year ended December 31, 2011 compared to the same period in 2010 as a result of increased revenues of $53.1 million in subsea equipment and $0.5 million in surface equipment, partially offset by a $28.1 million decrease in offshore rig equipment. The decrease in offshore rig equipment revenue was primarily due to the reduction in the number of long-term projects with offshore rig equipment components. Product revenues increased in the Eastern Hemisphere by $33.3 million and $0.9 million in Asia-Pacific, partially offset by a decrease in the Western Hemisphere of $8.7 million. Service revenues increased by approximately $9.5 million resulting from increased service revenues in the Eastern Hemisphere of $2.9 million, $5.6 million in Asia-Pacific and $1.0 million in the Western Hemisphere. The majority of the increases in service revenues related to increased technical advisory services and the rental of running and installation tools, slightly offset by decreases in reconditioning services.

Cost of Sales. Cost of sales increased by $39.2 million, or approximately 12.2%, to $361.8 million for 2011 from $322.6 million for the same period in 2010. As a percentage of revenues, cost of sales were approximately 60.2% in 2011 and 57.0% in 2010. Cost of sales as a percentage of revenue increased in 2011 due to changes in the product mix and increases in unabsorbed manufacturing overhead expenses.

Selling, General and Administrative Expenses. For 2011, selling, general and administrative expenses increased by approximately $9.4 million, or 15.4%, to $70.5 million from $61.1 million in 2010. The increase in selling, general and administrative expenses was primarily due to the effect of foreign currency transactions, increased personnel and related expenses, slightly offset by a decrease in stock options expense. The Company experienced approximately $3.5 million in foreign currency transaction losses during 2011 compared to approximately $1.4 million of gains during 2010. Stock option expense for 2011 totaled $4.5 million compared to $5.0 million in 2010. The stock option expense in 2011 excludes $1.4 million of non-cash expense due to the vesting of Mr. Walker's stock options as a result of his retirement as CEO of the Company. The stock option expense in 2010 excludes of $2.0 million of non-cash expense due to the vesting of former Co-CEO Larry Reimert's stock options as a result of his termination with the Company. These expenses are included in *Special Items* below. Selling, general and administrative expenses as a percentage of revenues were 11.7% in 2011 and 10.7% in 2010.

Engineering and Product Development Expenses. For 2011, engineering and product development expenses increased by approximately $5.4 million, or 18.5%, to $34.6 million from $29.2 million in 2010. The increase was primarily due to additional personnel required to meet the demands of the higher backlog related to long-term projects. Engineering and product development expenses as a percentage of revenues increased to 5.8% in 2011 from 5.2% in 2010.

Special Items. In October 2011, the Company announced that Mr. Walker stepped down from his positions as Chairman of the Board of Directors and Chief Executive Officer. Under the circumstances of Mr. Walker's retirement, he was entitled to severance under his employment agreement with the Company. Pursuant to Mr. Walker's employment agreement, the Company was obligated to pay Mr. Walker, among other things, his base salary and his annual bonus through the remaining employment period (October 27, 2014). In addition, stock options owned by Mr. Walker that were outstanding at the date of the termination of his employment were immediately vested. Accordingly, the Company recognized a pre-tax expense of $4.7 million during the fourth quarter of 2011. The amount includes base salary and bonus, including payroll taxes, which totaled $3.3 million. The acceleration of the vesting of his stock options increased pre-tax non-cash expenses by $1.4 million.

From 2002 to 2007, the Company's Brazilian subsidiary imported goods through the State of Espirito Santo in Brazil and subsequently transferred them to its facility in the State of Rio de Janeiro. During that period, the Company's Brazilian subsidiary paid taxes to the State of Espirito Santo on its imports. Upon the final sale of these goods, the Company's Brazilian subsidiary collected taxes from customers and remitted them to the State of Rio de Janeiro net of the taxes paid on importation of those goods to the State of Espirito Santo in accordance with the Company's understanding of Brazilian tax laws.

In August 2007, the State of Rio de Janeiro served the Company's Brazilian subsidiary with assessments to collect a state tax on the importation of goods through the State of Espirito Santo from 2002 to 2007 claiming that these taxes were due and payable to it under applicable law. The Company settled these assessments with payments to the State of Rio de Janeiro of $12.2 million in March 2010 and $3.9 million in December 2010. Approximately $7.8 million of these settlement payments were attributable to penalties, interest and amounts that had expired under the statute of limitations so that amount was recorded as an expense. The remainder of the settlement payments generated credits (recorded as a prepaid tax) that can be used to offset future state taxes on sales to customers in the State of Rio de Janeiro once certified by the tax authorities under a process that is currently ongoing.

In December 2010 and January 2011, the Company's Brazilian subsidiary was served with additional assessments totaling approximately $13.0 million from the State of Rio de Janeiro to cancel the credits associated with the tax payments to the State of Espirito Santo ("Santo Credits") on the importation of goods from July 2005 to October 2007. The Santo Credits are not related to the credits described in the immediately preceeding paragraph. The Company has objected to these assessments on the basis that they would represent double taxation on the importation of the same goods and that the Company is entitled to the credits under applicable Brazilian law. The Company believes that these credits are valid and that success in the matter is probable. Based upon this analysis, the Company has not accrued any liability in conjunction with this matter.

Since 2007, the Company's Brazilian subsidiary has paid taxes on the importation of goods directly to the State of Rio de Janeiro and the Company does not expect any similar issues to exist for periods subsequent to 2007.

Of the total amount paid of BRL28.2 million, BRL13.8. million (approximately USD7.8 million as of December 2010) is reflected in "Special items" on the Consolidated Statements of Income for the year ended December 31, 2010. The remaining BRL14.4 million (approximately USD8.6 million as of December 2010) is considered a prepaid tax that the Company's Brazilian subsidiary will utilize to offset future liabilities for state taxes on the importation of goods over the next five years. The Company's Brazilian subsidiary is in the process of having these tax credits certified by the State of Rio de Janeiro.

In December 2010, Larry E. Reimert's employment as Co-Chief Executive Officer of the Company was terminated effective December 31, 2010 under circumstances entitling him to severance under his employment agreement with the Company. Under the terms of Mr. Reimert's employment agreement, the Company was obligated to pay Mr. Reimert's base salary and his annual bonus through the remaining employment period (October 27, 2014). In addition, stock options owned by Mr. Reimert that were outstanding at the date of the termination of his employment were immediately vested under the terms of the contract. Accordingly, the Company recognized a pre-tax expense of $6.9 million during the fourth quarter of 2010. The amount related to base salary and bonus, including payroll taxes, which totaled $4.9 million, is reflected in the accounts payable balance on the Consolidated Balance Sheets as of December 31, 2010. The acceleration of the vesting of his stock options increased pre-tax non-cash expenses by $2.0 million.

Interest Income. Interest income for 2011 was approximately $419,000 as compared to $321,000 in 2010. This increase was due to higher cash and short-term investment balances. The Company keeps the majority of its short-term investments in funds that invest in U.S. Treasury obligations, which normally earn lower interest rates than money market funds.

Interest expense. Interest expense for 2011 was approximately $53,000 compared to $131,000 in 2010. The term credit agreement for Dril-Quip (Europe) Limited was paid in full in April 2011.

Income tax provision. Income tax expense for 2011 was $34.7 million on income before taxes of $130.0 million, resulting in an effective income tax rate of approximately 26.7%. Income tax expense in 2010 was $36.7 million on income before taxes of $138.9 million, resulting in an effective tax rate of approximately 26.4%. The increase in the effective income tax rate reflects the difference in income before income taxes among the Company's three geographic areas, which have different income tax rates.

Net Income. Net income was approximately $95.3 million in 2011 and $102.2 million in 2010, for the reasons set forth above.

Liquidity and Capital Resources

Cash flows provided by (used in) operations by type of activity were as follows:

	Year ended December 31,		
	2012	2011	2010
		(In thousands)	
Operating activities	$ (8,159)	$101,854	$107,160
Investing activities	(48,999)	(54,187)	(72,950)
Financing activities	12,257	5,098	14,634
	(44,901)	52,765	48,844
Effect of exchange rate changes on cash activities	3,516	(39)	(786)
Increase (decrease) in cash and cash equivalents	$(41,385)	$ 52,726	$ 48,058

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are non-cash changes. As a result, changes reflected in certain accounts on the Consolidated Statements of Cash Flows may not reflect the changes in corresponding accounts on the Consolidated Balance Sheets.

The primary liquidity needs of the Company are (i) to fund capital expenditures to improve and expand facilities and manufacture additional running tools and (ii) to fund working capital. Recently, the Company's principal sources of funds have been cash flows from operations.

During 2012, the Company used $8.2 million of cash from operations as compared to generating $101.9 million for 2011. Cash totaling approximately $159.9 was used during 2012 due to increases in operating assets and liabilities, compared to $20.7 million that was used during 2011. The increase in operating assets and liabilities during 2012 primarily reflected an increase in trade receivables of $81.6 million and an increase in inventory of $81.9 million. Trade receivables increased due to the growth of revenues in 2012 and an increase in unbilled revenues related to long-term projects. Inventory increased due to higher balances in work in progress and finished goods to accommodate the higher backlog requirements related to long-term projects. Trade accounts payable and accrued expenses were higher by approximately $4.1 million.

Capital expenditures by the Company were $50.8 million, $56.2 million and $74.8 million in 2012, 2011 and 2010, respectively. Capital expenditures in 2012, 2011 and 2010 included expanding manufacturing facilities in the Asia Pacific, Eastern and Western Hemispheres and increased expenditures on machinery and equipment and running tools due to expanded operations. The capital expenditures for 2012 were primarily $9.3 million for facilities, $26.9 million for machinery and equipment, $10.5 million for running tools and other expenditures of $4.1 million. Principal payments on debt were approximately $39,000, $269,000 and $679,000 in 2012, 2011 and 2010, respectively.

The following table presents long-term contractual obligations of the Company and the related payments in total and by year as of December 31, 2012:

	Payments due by year						
Contractual Obligations	**2013**	**2014**	**2015**	**2016**	**2017**	**After 2017**	**Total**
			(In millions)				
Operating lease obligations	$1.7	$0.9	$0.4	$0.2	$0.2	$1.7	$5.1

In addition to the above, the Company has issued purchase orders in the ordinary course of business for the purchase of goods and services. These purchase orders are enforceable and legally binding. However, none of the Company's purchase obligations call for deliveries of goods or services for time periods in excess of one year.

The Company believes that cash generated from operations plus cash on hand will be sufficient to fund operations, working capital needs and anticipated capital expenditure requirements for the next twelve months. However, any significant future declines in hydrocarbon prices, catastrophic events or significant changes in regulations affecting the Company or its customers could have a material adverse effect on the Company's liquidity. Should market conditions result in unexpected cash requirements, the Company believes that borrowing from commercial lending institutions would be available and adequate to meet such requirements.

Backlog

Backlog consists of firm customer orders for which a purchase order or signed contract has been received, satisfactory credit or financing arrangements exist and delivery is scheduled. The Company's revenues for a specific period have not been directly related to its backlog as stated at a particular point in time. The Company's backlog was approximately $881 million, $716 million and $627 million at December 31, 2012, 2011 and 2010, respectively. This represents an increase of approximately $165 million, or 23%, from 2011 to 2012 and an increase of approximately $254 million, or 41%, from 2010 to 2012. In August 2012, the Company's Brazilian subsidiary, Dril-Quip do Brasil LTDA, was awarded a four-year contract by Petrobras, Brazil's national oil company. At date of award exchange rates, the contract is valued at $650 million, net of Brazilian taxes, if all the equipment under contract is ordered. Amounts are included in the Company's backlog as purchase orders under the contract are received. The Company's December 31, 2012 backlog includes $105 million relating to the new Petrobras contract. Accordingly, the Company expects to fill approximately 66% of the December 31, 2012 backlog by December 31, 2013. The remaining backlog at December 31, 2012 consists of longer-term projects which are being designed and manufactured to customer specifications requiring longer lead times.

The Company can give no assurance that backlog will remain at current levels. Sales of the Company's products are affected by prices for oil and natural gas, which may fluctuate significantly. Additional future declines in oil and natural gas prices could reduce new customer orders, possibly causing a decline in the Company's future backlog. All of the Company's projects currently included in its backlog are subject to change and/or termination at the option of the customer. If the Company's existing or future products are unable to satisfy any new testing required by its customers or triggered by the *Deepwater Horizon* incident, or if the costs of the modifications to such products necessary to satisfy the testing are not acceptable to the Company's customers, the customers may terminate their contracts with the Company. In the case of a change or termination, the customer is required to pay the Company for work performed and other costs necessarily incurred as a result of the change or termination. In the past, terminations and cancellations have not been significant to the Company's overall operating results.

Geographic Segments

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations as well as Macae, Brazil.

Revenues for each of these segments are dependent upon the ultimate sale of products and services to the Company's customers. For information on revenues by geographic segment, see Note 12 of Notes to Consolidated Financial Statements. Revenues of the Western Hemisphere are also influenced by its sale of products to the Eastern Hemisphere and Asia-Pacific segments. Accordingly, the operating incomes of each area are closely tied to third-party sales, and the operating income of the Western Hemisphere is also dependent upon its level of intercompany sales.

Currency Risk

Through its subsidiaries, the Company conducts a portion of business in currencies other than the United States dollar, principally the British pound sterling ("GBP") in the Eastern Hemisphere and the Brazilian real ("BRL") in Brazil. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in U.S. dollars for the balance of the contract. Because of this strategy, the Company has not experienced significant transaction gains or losses associated with changes in currency exchange rates and does not anticipate such exposure to be material in the future. In 2012, 2011 and 2010, the Company had, net of income taxes, transaction losses of $3.8 million, and $2.5 million, and a transaction gain of $1.0 million, respectively.

There is no assurance that the Company will be able to protect itself against such fluctuations in the future. Historically, the Company has not conducted business in countries that limit repatriation of earnings. However, as the Company expands its international operations, it may begin operating in countries that have such limitations. Further, there can be no assurance that the countries in which the Company currently operates will not adopt policies limiting repatriation of earnings in the future. The Company also has significant investments in countries other than the United States, principally its manufacturing operations in Aberdeen, Scotland, Singapore, Brazil and, to a lesser extent, Norway. The functional currency of these foreign operations is the local currency except for Singapore, where the U.S. dollar is used. Financial statement assets and liabilities are translated at the end of the period exchange rates. Resulting translation adjustments are reflected as a separate component of stockholders' equity and have no current effect on earnings or cash flow.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes the following accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition.

Product Revenue

The Company recognizes product revenues from two methods:

- product revenues recognized under the percentage-of-completion method; and
- product revenues from the sale of products that do not qualify for the percentage-of-completion method.

Revenues recognized under the percentage-of-completion method

The Company uses the percentage-of-completion method on long-term contracts that have the following characteristics:

- The contracts call for products which are designed to customer specifications;
- The structural designs are unique and require significant engineering and manufacturing efforts generally requiring more than one year in duration;
- The contracts contain specific terms as to milestones, progress billings and delivery dates; and
- Product requirements cannot be filled directly from the Company's standard inventory.

For each project, the Company prepares a detailed analysis of estimated costs, profit margin, completion date and risk factors which include availability of material, production efficiencies and other factors that may impact the project. On a quarterly basis, management reviews the progress of each project, which may result in revisions of previous estimates, including revenue recognition. The Company calculates the percent complete and applies the percentage to determine the revenues earned and the appropriate portion of total estimated costs. Losses, if any, are recorded in full in the period they become known. Historically, the Company's estimates of total costs and costs to complete have approximated actual costs incurred to complete the project.

Under the percentage-of-completion method, billings do not always correlate directly to the revenue recognized. Based upon the terms of the specific contract, billings may be in excess of the revenue recognized, in which case the amounts are included in customer prepayments as a liability on the Consolidated Balance Sheets. Likewise, revenue recognized may exceed customer billings in which case the amounts are reported in trade receivables. Unbilled revenues are expected to be billed and collected within one year. At December 31, 2012 and 2011, trade receivables included $62.1 million and $30.5 million of unbilled receivables, respectively. During 2012, there were 21 projects representing approximately 20% and 24% of the Company's total revenues and product revenues, respectively, which were accounted for using percentage-of-completion accounting, compared to 18 projects during 2011 representing approximately 20% of the Company's total revenues and 23% of product revenues, respectively.

Revenues not recognized under the percentage-of-completion method

Revenues from the sale of inventory products, not accounted for under the percentage-of-completion method, are recorded at the time the manufacturing processes are complete and ownership is transferred to the customer.

Service revenue

The Company earns service revenues from three sources:

- technical advisory assistance;
- rental of running tools; and
- rework and reconditioning of customer owned Dril-Quip products.

The Company does not install products for its customers, but it provides technical advisory assistance. At the time of delivery of the product, the customer is not obligated to buy or rent the Company's running tools and the Company is not obligated to perform any subsequent services relating to installation. Technical advisory assistance service revenue is recorded at the time the service is rendered. Service revenues associated with the rental of running and installation tools are recorded as earned. Rework and reconditioning service revenues are recorded when the refurbishment process is complete.

The Company normally negotiates contracts for products, including those accounted for under the percentage-of-completion method, and services separately. For all product sales, it is the customer's decision as to the timing of the product installation as well as whether Dril-Quip running tools will be purchased or rented. Furthermore, the customer is under no obligation to utilize the Company's technical advisory services. The customer may use a third party or their own personnel.

Inventories. Inventory costs are determined principally by the use of the first-in, first-out (FIFO) costing method and are stated at the lower of cost or market. Company manufactured inventory is valued principally using standard costs, which are calculated based upon direct costs incurred and overhead allocations. Inventory purchased from third party vendors is principally valued at the weighted average cost. Periodically, obsolescence reviews are performed on slow-moving inventories and reserves are established based on current assessments about future demands and market conditions. The inventory values have been reduced by a reserve for excess and slow-moving inventories of $30.4 million and $26.2 million as of December 31, 2012 and 2011, respectively. If market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Contingent liabilities. The Company establishes reserves for estimated loss contingencies when the Company believes a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in net income in the period in which different or additional facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon the Company's assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from the Company's assumptions and estimates, revisions to the estimated reserves for contingent liabilities would be required.

Off-Balance Sheet Arrangements

The Company has no derivative instruments and no off-balance sheet hedging or financing arrangements, contracts or operations.

New Accounting Standards

In December 2011, the FASB issued ASU 2011-11, Balance Sheet—Disclosures about Offsetting Assets and Liabilities. This ASU was issued to alleviate some of the differences in presentation between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS) as to presentations showing gross versus netted amounts. Entities are required to disclose both gross and net information about instruments and transactions that are eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.

In January 2013, the FASB issued ASU 2013-11, Balance Sheet (Topic 210): Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities. This ASU clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 and ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. ASC 2013-01 and ASU 2011-1 will not have a material effect on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income. This ASU amends the guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this new guidance were effective for the Company on January 1, 2012. The Company adopted ASU 2011-05 effective with the period ended March 31, 2012. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU amendment does not change the current requirement for reporting net income or other comprehensive income in financial statements. The amendment requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is required to present, either on the face of the statements where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirely in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts.

ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The Company will adopt this filing in the first quarter of 2013 and expects that it will only require additional disclosure.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is currently exposed to certain market risks related to interest rate changes on its short-term investments and fluctuations in foreign exchange rates. The Company does not engage in any material hedging transactions, forward contracts or currency trading which could mitigate the market risks inherent in such transactions.

Foreign Exchange Rate Risk

Through its subsidiaries, the Company conducts a portion of its business in currencies other than the United States dollar, principally the British pound sterling and, to a lesser extent, the Brazilian real. The Company has not experienced significant transaction gains or losses associated with changes in currency exchange rates and does not anticipate such exposure to be material in the future. However, there is no assurance that the Company will be able to protect itself against currency fluctuations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Risk" in Item 7 of this report.

The Company uses a sensitivity analysis model to measure the impact on revenue and net income of a 10% adverse movement of foreign currency exchange rates against the U.S. dollar over the previous year. Based upon this model, a 10% decrease would have resulted in a decrease in revenues of approximately $34 million and a decrease in net income of approximately $11 million for 2012. There can be no assurance that the exchange rate decrease projected above will materialize as fluctuations in exchange rates are beyond the Company's control.

Item 8. ***Financial Statements and Supplementary Data***

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has designed its internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Management's assessment included review and testing of both the design effectiveness and operating effectiveness of controls over all relevant assertions related to all significant accounts and disclosures in the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

BDO USA, LLP, the independent registered public accounting firm, which audited the consolidated financial statements included in the Annual Report on Form 10-K, has also issued an attestation on our internal control over financial reporting, and their report is set forth on page 45.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Dril-Quip, Inc.
Houston, Texas

We have audited Dril-Quip, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dril-Quip, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 8. Management's Annual Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on Dril-Quip, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dril-Quip, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dril-Quip, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Houston, Texas
February 28, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Dril-Quip, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Dril-Quip, Inc. (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dril-Quip, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dril-Quip, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2013, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Houston, Texas
February 28, 2013

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Revenues:			
Products	$610,218	$511,650	$486,050
Services	122,813	89,692	80,201
Total revenues	733,031	601,342	566,251
Cost and expenses:			
Cost of sales:			
Products	384,513	303,995	272,619
Services	67,153	57,853	49,988
Total cost of sales	451,666	361,848	322,607
Selling, general and administrative	82,218	70,510	61,069
Engineering and product development	37,455	34,626	29,202
Special items	—	4,719	14,660
Total costs and expenses	571,339	471,703	427,538
Operating income	161,692	129,639	138,713
Interest income	462	418	321
Interest expense	(32)	(53)	(131)
Income before income taxes	162,122	130,004	138,903
Income tax provision	42,913	34,737	36,677
Net income	$119,209	$ 95,267	$102,226
Earnings per common share:			
Basic	$ 2.96	$ 2.38	$ 2.57
Diluted	$ 2.94	$ 2.36	$ 2.55
Weighted average common shares outstanding:			
Basic	40,332	40,071	39,828
Diluted	40,523	40,322	40,060

The accompanying notes are an integral part of these consolidated financial statements.

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Net income	$119,209	$95,267	$102,226
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	4,613	(9,126)	(1,191)
Total comprehensive income	$123,822	$86,141	$101,035

The accompanying notes are an integral part of these condensed consolidated financial statements

DRIL-QUIP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 257,191	$ 298,576
Trade receivables, net	263,213	180,095
Inventories, net	362,181	277,802
Deferred income taxes	23,838	23,868
Prepaids and other current assets	17,965	18,961
Total current assets	924,388	799,302
Property, plant and equipment, net	295,982	274,599
Other assets	11,077	11,957
Total assets	$1,231,447	$1,085,858
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 28,302	$ 35,580
Current maturities of long-term debt	—	57
Accrued income taxes	5,604	5,447
Customer prepayments	86,313	76,610
Accrued compensation	14,620	12,584
Other accrued liabilities	20,250	20,722
Total current liabilities	155,089	151,000
Deferred income taxes	9,926	9,614
Total liabilities	165,015	160,614
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock: 10,000,000 shares authorized at $0.01 par value (none issued)	—	—
Common stock:		
50,000,000 shares authorized at $0.01 par value, 40,475,061 and 40,175,426 issued and outstanding at December 31, 2012 and 2011	405	402
Additional paid-in capital	179,868	162,505
Retained earnings	899,989	780,780
Accumulated other comprehensive gains (losses)	(13,830)	(18,443)
Total stockholders' equity	1,066,432	925,244
Total liabilities and stockholders' equity	$1,231,447	$1,085,858

The accompanying notes are an integral part of these consolidated financial statements.

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Operating activities			
Net income	$119,209	$ 95,267	$102,226
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	26,224	23,013	20,875
Stock-based compensation expense	5,748	4,542	4,960
Loss (gain) on sale of equipment	239	(116)	(214)
Deferred income taxes	338	(1,512)	(1,933)
Special items—non-cash	—	1,351	1,979
Changes in operating assets and liabilities:			
Trade receivables, net	(81,566)	(22,699)	(28,746)
Inventories, net	(81,884)	(37,490)	7,257
Prepaids and other assets	895	(1,192)	(6,468)
Excess tax benefits of stock option exercises	(1,487)	(1,172)	(2,770)
Accounts payable and accrued expenses	4,125	41,862	9,994
Net cash provided by (used in) operating activities	(8,159)	101,854	107,160
Investing activities			
Purchase of property, plant, and equipment	(50,773)	(56,213)	(74,815)
Proceeds from sale of equipment	1,774	2,026	1,865
Net cash used in investing activities	(48,999)	(54,187)	(72,950)
Financing activities			
Principal payments on debt	(39)	(269)	(679)
Proceeds from exercise of stock options	10,809	4,195	12,543
Excess tax benefits of stock option exercises	1,487	1,172	2,770
Net cash provided by financing activities	12,257	5,098	14,634
Effect of exchange rate changes on cash	3,516	(39)	(786)
Increase (decrease) in cash and cash equivalents	(41,385)	52,726	48,058
Cash and cash equivalents at beginning of year	298,576	245,850	197,792
Cash and cash equivalents at end of year	$257,191	$298,576	$245,850

The accompanying notes are an integral part of these consolidated financial statements.

DRIL-QUIP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(In thousands)		
Balance at December 31, 2009	$396	$129,528	$583,287	$ (8,126)	$ 705,085
Foreign currency translation adjustment				(1,191)	(1,191)
Net income			102,226		102,226
Comprehensive income					101,035
Options exercised (383,222 shares)	4	12,539			12,543
Stock-based compensation		4,960			4,960
Special items—stock-based compensation		1,979			1,979
Excess tax benefits—stock options		2,412			2,412
Balance at December 31, 2010	400	151,418	685,513	(9,317)	828,014
Foreign currency translation adjustment				(9,126)	(9,126)
Net income			95,267		95,267
Comprehensive income					86,141
Options exercised (133,680 shares)	2	4,193			4,195
Stock-based compensation		4,544			4,544
Special items—stock-based compensation		1,351			1,351
Excess tax benefits—stock options		999			999
Balance at December 31, 2011	402	162,505	780,780	(18,443)	925,244
Foreign currency translation adjustment				4,613	4,613
Net income			119,209		119,209
Comprehensive income					123,822
Options exercised and awards vested (299,635 shares)	3	10,806			10,809
Stock-based compensation		5,750			5,750
Excess tax benefits—stock options		807			807
Balance at December 31, 2012	$405	$179,868	$899,989	$(13,830)	$1,066,432

The accompanying notes are an integral part of these consolidated financial statements.

DRIL-QUIP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Dril-Quip, Inc., a Delaware corporation (the "Company" or "Dril-Quip"), designs, manufactures, sells and services highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. The Company's principal products consist of subsea and surface wellheads, subsea and surface production trees, subsea control systems and manifolds, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, liner hangers, wellhead connectors and diverters. Dril-Quip's products are used by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. Dril-Quip also provides technical advisory assistance on an as-requested basis during installation of its products, as well as rework and reconditioning services for customer-owned Dril-Quip products. In addition, Dril-Quip's customers may rent or purchase running tools from the Company for use in the installation and retrieval of the Company's products.

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America; headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations as well as Macae, Brazil. The Company's major subsidiaries are Dril-Quip (Europe) Limited (DQE), located in Aberdeen with branches in Denmark, Norway and Holland; Dril-Quip Asia Pacific PTE Ltd. (DQAP), located in Singapore; Dril-Quip do Brasil LTDA (DQB), located in Macae, Brazil; and DQ Holdings Pty Ltd. (DQH), located in Perth, Australia. Other subsidiaries include Dril-Quip (Ghana) Ltd. located in Takoradi, Ghana, PT DQ Oilfield Services Indonesia located in Jakarta, Indonesia, Dril-Quip (Nigeria) Ltd. located in Port Harcourt, Nigeria, DQ Egypt for Petroleum Services S.A.E. located in Alexandria, Egypt, Dril-Quip Oilfield Services (Tianjin) Co. Ltd. located in Tianjin, China and the Company's newest subsidiary, Dril-Quip Qatar, LLC located in Doha, Quatar.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the Company's more significant estimates are those affected by critical accounting policies for revenue recognition, inventories and contingent liabilities.

Cash and cash equivalents

Short-term investments that have a maturity of three months or less from the date of purchase are classified as cash equivalents. The Company invests excess cash in interest bearing accounts, money market mutual funds and funds which invest in U.S. Treasury obligations and repurchase agreements backed by U.S. Treasury obligations. The Company's investment objectives continue to be the preservation of capital and the maintenance of liquidity.

Trade Receivables

The Company maintains an allowance for doubtful accounts on trade receivables equal to amounts estimated to be uncollectible. This estimate is based upon historical collection experience combined with a specific review of each customer's outstanding trade receivable balance. Management believes that the allowance for doubtful accounts is adequate; however, actual write-offs may exceed the recorded allowance. The following is a summary of activity relating to the allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012:

	In thousands
Balance at December 31, 2009	$ 2,667
Charges to costs and expenses	455
Recoveries/write-offs	(1,671)
Balance at December 31, 2010	1,451
Charges to costs and expenses	410
Recoveries/write-offs	(701)
Balance at December 31, 2011	1,160
Charges to costs and expenses	1,469
Recoveries/write-offs	(516)
Balance at December 31, 2012	$ 2,113

Inventories

Inventory costs are determined principally by the use of the first-in, first-out (FIFO) costing method and are stated at the lower of cost or market. Company manufactured inventory is valued principally using standard costs, which are calculated based upon direct costs incurred and overhead allocations. Inventory purchased from third party vendors is principally valued at the weighted average cost. Periodically, obsolescence reviews are performed on slow-moving inventories and reserves are established based on current assessments about future demands and market conditions. The inventory values have been reduced by a reserve for excess and slow-moving inventories. Inventory reserves of $30.4 million and $26.2 million were recorded as of December 31, 2012 and 2011, respectively. If market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, with depreciation provided on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized by reflecting the asset at its fair value. No impairments of long-lived assets were recorded in 2012, 2011 or 2010.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Product Revenue

The Company recognizes product revenues from two methods:

- product revenues recognized under the percentage-of-completion method; and
- product revenues from the sale of products that do not qualify for the percentage-of-completion method.

Revenues recognized under the percentage-of-completion method

The Company uses the percentage-of-completion method on long-term project contracts that have the following characteristics:

- The contracts call for products which are designed to customer specifications;
- The structural designs are unique and require significant engineering and manufacturing efforts generally requiring more than one year in duration;
- The contracts contain specific terms as to milestones, progress billings and delivery dates; and
- Product requirements cannot be filled directly from the Company's standard inventory.

For each project, the Company prepares a detailed analysis of estimated costs, profit margin, completion date and risk factors which include availability of material, production efficiencies and other factors that may impact the project. On a quarterly basis, management reviews the progress of each project, which may result in revisions of previous estimates, including revenue recognition. The Company calculates the percent complete and applies the percentage to determine the revenues earned and the appropriate portion of total estimated costs. Losses, if any, are recorded in full in the period they become known. Historically, the Company's estimates of total costs and costs to complete have approximated actual costs incurred to complete the project.

Under the percentage-of-completion method, billings do not always correlate directly to the revenue recognized. Based upon the terms of the specific contract, billings may be in excess of the revenue recognized, in which case the amounts are included in customer prepayments as a liability on the Consolidated Balance Sheets. Likewise, revenue recognized may exceed customer billings in which case the amounts are reported in trade receivables. Unbilled revenues are expected to be billed and collected within one year. At December 31, 2012 and 2011, receivables included $62.1 million and $30.5 million of unbilled receivables, respectively. For the year ended December 31, 2012, there were 21 projects representing approximately 20% of the Company's total revenues and approximately 24% of its product revenues that were accounted for using percentage-of-completion accounting, compared to 18 projects during 2011 which represented 20% of the Company's total revenue and 23% of its product revenues.

Revenues not recognized under the percentage-of-completion method

Revenues from the sale of inventory products, not accounted for under the percentage-of-completion method, are recorded at the time the manufacturing processes are complete and ownership is transferred to the customer.

Service revenue

The Company earns service revenues from three sources:

- technical advisory assistance;
- rental of running tools; and
- rework and reconditioning of customer owned Dril-Quip products.

The Company does not install products for its customers, but it does provide technical advisory assistance. At the time of delivery of the product, the customer is not obligated to buy or rent the Company's running tools and the Company is not obligated to perform any subsequent services relating to installation. Technical advisory assistance service revenue is recorded at the time the service is rendered. Service revenues associated with the rental of running and installation tools are recorded as earned. Rework and reconditioning service revenues are recorded when the refurbishment process is complete.

The Company normally negotiates contracts for products, including those accounted for under the percentage-of-completion method, and services separately. For all product sales, it is the customer's decision as to the timing of the product installation as well as whether Dril-Quip running tools will be purchased or rented. Furthermore, the customer is under no obligation to utilize the Company's technical advisory services. The customer may use a third party or their own personnel.

Foreign Currency

The financial statements of foreign subsidiaries are translated into U.S. dollars at period-end exchange rates except for revenues and expenses, which are translated at average monthly rates. Translation adjustments are reflected as a separate component of stockholders' equity and have no effect on current earnings or cash flows.

Foreign currency exchange transactions are recorded using the exchange rate at the date of the settlement. Exchange gains (losses) were approximately $(3.8) million in 2012, $(2.5) million in 2011, and $1.0 million in 2010, net of income taxes. These amounts are included in selling, general and administrative costs in the Consolidated Statements of Income on a pre-tax basis.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, receivables and payables. The carrying values of these financial instruments approximate their respective fair values as they are short-term in nature.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk primarily include trade receivables. The Company grants credit to its customers, which operate primarily in the oil and gas industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential losses, and such losses have historically been within management's expectations.

In addition, the Company invests excess cash in interest bearing accounts, money market mutual funds and funds which invest in obligations of the U.S. Treasury and repurchase agreements backed by U.S. Treasury obligations. Changes in the financial markets and interest rates could affect the interest earned on short-term investments.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed considering the dilutive effect of stock options and awards using the treasury stock method.

3. New Accounting Standards

In December 2011, the FASB issued ASU 2011-11, Balance Sheet—Disclosures about Offsetting Assets and Liabilities. This ASU was issued to alleviate some of the differences in presentation between U.S. generally accepted accounting principals (GAAP) and International Financial Reporting Standards (IFRS) as to presentations showing gross versus netted amounts. Entities are required to disclose both gross and net information about instruments and transactions that are eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.

In January 2013, the FASB issued ASU 2013-11, Balance Sheet (Topic 210): Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities. This ASU clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 and ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. ASC 2013-01 and ASU 2011-1 will not have a material effect on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income. This ASU amends the guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this new guidance were effective for the Company on January 1, 2012. The Company adopted ASU 2011-05 effective with the period ended March 31, 2012. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU amendment does not change the current requirement for reporting net income or other comprehensive income in financial statements. The amendment requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is required to present, either on the face of the statements where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirely in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about these amounts.

ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The Company will adopt this filing in the first quarter of 2013 and expects it to only impact disclosures.

4. Inventories

Inventories consist of the following:

	December 31,	
	2012	2011
	(In thousands)	
Raw materials and supplies	$ 86,007	$ 48,240
Work in progress	97,379	75,690
Finished goods	209,221	180,100
	392,607	304,030
Less: allowance for obsolete and excess inventory	(30,426)	(26,228)
Total	$362,181	$277,802

Summary of allowance for excess and slow-moving inventory:

	In thousands
Balance at December 31, 2009	$24,201
Charges to costs and expenses	1,933
Write-offs of inventory	(1,186)
Balance at December 31, 2010	24,948
Charges to costs and expenses	2,888
Write-offs of inventory	(1,608)
Balance at December 31, 2011	26,228
Charges to costs and expenses	4,651
Write-offs of inventory	(453)
Balance at December 31, 2012	$30,426

5. Property, Plant and Equipment

Property, plant and equipment consists of:

	Estimated Useful Lives	December 31,	
		2012	2011
		(In thousands)	
Land and improvements	10-25 years	$ 26,650	$ 26,034
Buildings	15-40 years	185,559	177,428
Machinery, equipment and other	3-10 years	288,829	250,239
		501,038	453,701
Less accumulated depreciation		(205,056)	(179,102)
Total		$ 295,982	$ 274,599

6. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2012	2011
	(In thousands)	
Bank financing	$ —	$ —
Equipment financing agreements	—	57
	—	57
Less current portion	—	(57)
Total	$ —	$ —

Dril-Quip (Europe) Limited had a term credit agreement with the Bank of Scotland dated March 21, 2001 in the original amount of British pounds sterling 4.0 million (approximately USD6.4 million at March 2011). Borrowing under this facility bore interest at the Bank of Scotland base rate plus 1%, and was repayable in 120 equal monthly installments from the date of the initial drawdown (April 2001), plus interest. Substantially all of this facility was used to finance capital expenditures in Norway. The final payment was made in April 2011 and this credit facility was discharged.

Interest paid on long-term debt for the years ended December 31, 2012, 2011 and 2010 was $-0-, $1,000 and $8,500 respectively.

7. Income Taxes

In accordance with ASC 740-10, the Company is required to recognize in its financial statements the impact of a tax position that is more likely than not to be sustained upon examination based upon the technical merits of the position, including resolution of any appeals. The standard provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The evaluation was performed for the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2012, which are the years ended December 31, 2006 through December 31, 2012. The Company has occasionally been assessed interest or penalties by major tax jurisdictions; these assessments historically have not materially impacted the Company's financial results. Interest expense assessed by tax jurisdictions is included with interest expense and assessed penalties are included in selling, general and administrative expenses.

Income before income taxes consisted of the following:

	Year ended December 31,		
	2012	2011	2010
		(In thousands)	
Domestic	$ 65,271	$ 45,159	$ 70,702
Foreign	96,851	84,845	68,201
Total	$162,122	$130,004	$138,903

The income tax provision (benefit) consists of the following:

	Year ended December 31,		
	2012	2011	2010
	(In thousands)		
Current:			
Federal	$20,033	$13,127	$25,122
Foreign	22,542	23,122	13,488
Total current	42,575	36,249	38,610
Deferred:			
Federal	440	(891)	(3,232)
Foreign	(102)	(621)	1,299
Total deferred	338	(1,512)	(1,933)
Total	$42,913	$34,737	$36,677

The difference between the effective income tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows:

	Year ended December 31,		
	2012	2011	2010
Federal income tax statutory rate	35.0%	35.0%	35.0%
Foreign income tax rate differential	(5.5)	(5.2)	(5.7)
Foreign development tax incentive	(1.6)	(0.3)	(0.8)
Manufacturing benefit	(1.2)	(1.3)	(1.4)
Other	(0.3)	(1.5)	(0.7)
Effective income tax rate	26.4%	26.7%	26.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Based upon existing market conditions and the Company's earnings prospects, it is anticipated that all deferred tax assets will be realized in future years. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2012	2011
	(In thousands)	
Deferred tax assets:		
Inventory	$ 9,846	$ 8,548
Inventory reserve	7,079	6,541
Allowance for doubtful accounts	430	72
Reserve for accrued liabilities	183	805
Stock options	4,242	5,054
Other	2,058	2,848
Total deferred tax assets	23,838	23,868
Deferred tax liability:		
Property, plant and equipment	(9,926)	(9,614)
Net deferred tax asset	$13,912	$14,254

Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal income taxes has been provided thereon. The estimate of undistributed earnings of the Company's foreign subsidiaries amounted to $447 million as of December 31, 2012. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

On January 2, 2013, the "American Taxpayer Relief Act of 2012" extended the Research and Development tax credit retroactive to January 1, 2012 and was extended through December 31, 2013. The Research and Development credit for 2012 of $1.2 million will be recognized on the Company's 2012 U.S. federal income tax return but will be recorded for financial statement purposes in the first quarter of 2013 in accordance with ASC 740.

The Company paid $37.9 million, $31.9 million and $34.1 million in income taxes in 2012, 2011 and 2010, respectively.

8. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	December 31,	
	2012	2011
	(In thousands)	
Payroll taxes	$ 2,933	$ 2,817
Property, sales and other taxes	5,166	5,297
Commissions payable	1,497	1,657
Accrued vendor costs	7,013	7,335
Other	3,641	3,616
Total	$20,250	$20,722

9. Employee Benefit Plans

The Company has a defined-contribution 401(k) plan covering domestic employees and a defined-contribution pension plan covering certain foreign employees. The Company generally makes contributions to the plans equal to each participant's eligible contributions for the plan year up to a specified percentage of the participant's annual compensation. The Company's contribution expense was $4.4 million, $4.0 million and $2.8 million in 2012, 2011 and 2010, respectively.

10. Commitments and Contingencies

The Company leases certain offices, shop and warehouse facilities, automobiles and equipment. Total lease expense incurred was $2.9 million, $3.7 million and $3.3 million in 2012, 2011 and 2010, respectively. Future annual minimum lease commitments at December 31, 2012 are as follows: 2013—$1.7 million; 2014—$900,000; 2015—$445,000, 2016—$220,000; 2017—$192,000; and thereafter—$1.7 million.

In November 2007, the Company entered into a lease agreement in Singapore for approximately 11 acres of vacant land. The lease term is 30 years but with an additional extension of 13 years on certain conditions. The lease term is 30 years and the Company elected to make a lump sum payment for that initial 30-year term. Also, the Company has been granted the right to an additional 13 year extension of the lease as a result of making certain investments in machinery, leasehold improvements and buildings.

Deepwater Horizon Incident

On April 22, 2010, a deepwater U.S. Gulf of Mexico drilling rig known as the *Deepwater Horizon,* operated by BP Exploration & Production, Inc. ("BP"), sank after an explosion and fire that began on April 20, 2010. The Company is a party to an ongoing contract with an affiliate of BP to supply wellhead systems in connection with BP's U.S. Gulf of Mexico operations, and the Company's wellhead and certain of its other equipment were in use on the *Deepwater Horizon* at the time of the incident. A moratorium was placed on offshore deepwater drilling on May 28, 2010 in the U.S. Gulf of Mexico and was lifted on October 12, 2010.

The Company was named, along with other unaffiliated defendants, in both class action and other lawsuits arising from the *Deepwater Horizon* incident. The actions filed against the Company were consolidated, along with hundreds of other lawsuits not directly naming the Company, in the multi-district proceeding *In Re: Oil Spill by the Oil Rig "Deepwater Horizon" in the Gulf of Mexico, on April 20, 2010* ("MDL Proceeding"). The lawsuits generally allege, among other things, violation of state and federal environmental and other laws and regulations, negligence, gross negligence, strict liability, personal injury and/or property damages and generally seek awards of unspecified economic, compensatory and punitive damages and/or declaratory relief.

On January 20, 2012, the judge presiding over the MDL Proceeding, another related proceeding filed by affiliates of Transocean Ltd under the Limitation of Liability Act, and the U.S. government's action under the Oil Pollution Act, issued an order that granted the Company's Motion for Summary Judgment and dismissed all claims asserted against the Company in those proceedings with prejudice. On April 9, 2012, the judge issued an order granting a final judgment in favor of the Company with respect to the court's prior order that granted the Company's Motion for Summary Judgment.

Additional lawsuits may be filed and additional investigations may be launched in the future. An adverse outcome with respect to any of these lawsuits or investigations, or any lawsuits or investigations that may arise in the future, could have a material adverse effect on the Company's results of operations. The Company intends to continue to vigorously defend any litigation, fine and/or penalty relating to the *Deepwater Horizon* incident. The Company does not believe this litigation will have a material impact and accordingly, no liability has been accrued in conjunction with these matters.

At the time of the *Deepwater Horizon* incident, the Company had a general liability insurance program with an aggregate coverage limit of $100 million for claims with respect to property damage, injury or death and pollution. The coverage was increased to $200 million in October 2010. The insurance policies may not cover all potential claims and expenses relating to the *Deepwater Horizon* incident. In addition, the Company's policies may not cover fines, penalties or costs and expenses related to government-mandated clean up of pollution. The Company has received a "reservation of rights" letter from its insurer. This letter details the insurer's obligation under the current policy and the insurer's interpretation of key provisions within the policy relating to any claims arising out of the *Deepwater Horizon* incident. The incident may also lead to further tightening of the availability of insurance coverage. If liability limits are increased or the insurance market becomes more restricted, the risks and costs of conducting offshore exploration and development activities may increase, which could materially impact the Company's results of operations.

Brazilian Tax Issue

From 2002 to 2007, the Company's Brazilian subsidiary imported goods through the State of Espirito Santo in Brazil and subsequently transferred them to its facility in the State of Rio de Janeiro. During that period, the Company's Brazilian subsidiary paid taxes to the State of Espirito Santo on its imports. Upon the final sale of these goods, the Company's Brazilian subsidiary collected taxes from customers and remitted them to the State of Rio de Janeiro net of the taxes paid on importation of those goods to the State of Espirito Santo in accordance with the Company's understanding of Brazilian tax laws.

In August 2007, the State of Rio de Janeiro served the Company's Brazilian subsidiary with assessments to collect a state tax on the importation of goods through the State of Espirito Santo from 2002 to 2007 claiming that these taxes were due and payable to it under applicable law. The Company settled these assessments with payments to the State of Rio de Janeiro of $12.2 million in March 2010 and $3.9 million in December 2010. Approximately $7.8 million of these settlement payments were attributable to penalties, interest and amounts that had expired under the statute of limitations so that amount was recorded as an expense. The remainder of the settlement payments generated credits (recorded as a prepaid tax) that can be used to offset future state taxes on sales to customers in the State of Rio de Janeiro once certified by the tax authorities under a process that is currently ongoing.

In December 2010 and January 2011, the Company's Brazilian subsidiary was served with additional assessments totaling approximately $13.0 million from the State of Rio de Janeiro to cancel the credits associated with the tax payments to the State of Espirito Santo ("Santo Credits") on the importation of goods from July 2005 to October 2007. The Santo Credits are not related to the credits described in the immediately preceeding paragraph. The Company has objected to this assessment as it would represent double taxation on the importation of the same goods and that the Company is entitled to the credits under applicable Brazilian law. The Company believes that these credits are valid and that success in the matter is probable. Based upon this analysis the Company has not accrued any liability in conjunction with this matter.

Since 2007, the Company's Brazilian subsidiary has paid taxes on the importation of goods directly to the State of Rio de Janeiro and the Company does not expect any similar issues to exist for periods subsequent to 2007.

ATP Bankruptcy

The Company has entered into several contracts with ATP Oil & Gas Corporation ("ATP"). In August 2012, ATP filed for bankruptcy in the U.S Bankruptcy Court in the Southern District of Texas. At December 31, 2012, the Company had $1.4 million of receivables owed by ATP or its subsidiaries and $4.3 million in customer prepayments from ATP. The Company has not provided for any losses due to the ATP bankruptcy filings as of December 31, 2012.

General

The Company operates its business and markets its products and services in most of the significant oil and gas producing areas in the world and is, therefore, subject to the risks customarily attendant to international operations and dependency on the condition of the oil and gas industry. Additionally, products of the Company are used in potentially hazardous drilling, completion, and production applications that can cause personal injury, product liability, and environmental claims. Although exposure to such risk has not resulted in any significant problems in the past, there can be no assurance that ongoing and future developments will not adversely impact the Company.

The Company is also involved in a number of legal actions arising in the ordinary course of business. Although no assurance can be given with respect to the ultimate outcome of such legal action, in the opinion of management, the ultimate liability with respect thereto will not have a material adverse effect on the Company's operations, comprehensive income, financial position or cash flows.

11. Stockholders' Equity

Under a Stockholder Rights Plan adopted by the Board of Directors on November 24, 2008, each share of common stock includes one right to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Junior Participating Preferred Stock at a specific purchase price per Fractional Share, subject to adjustment in certain events. The rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors.

12. Geographic Areas

	Year ended December 31,		
	2012	2011	2010
	(In thousands)		
Revenues:			
Western Hemisphere			
Products	$ 298,853	$ 265,029	$273,747
Services	68,938	37,531	36,587
Intercompany	65,803	73,290	50,447
Total	$ 433,594	$ 375,850	$360,781
Eastern Hemisphere			
Products	$ 196,328	$ 164,135	$130,764
Services	37,307	33,320	30,435
Intercompany	4,065	3,680	2,489
Total	$ 237,700	$ 201,135	$163,688
Asia-Pacific			
Products	$ 115,037	$ 82,486	$ 81,539
Services	16,568	18,841	13,179
Intercompany	968	3,026	2,488
Total	$ 132,573	$ 104,353	$ 97,206
Summary			
Products	$ 610,218	$ 511,650	$486,050
Services	122,813	89,692	80,201
Intercompany	70,836	79,996	55,424
Eliminations	(70,836)	(79,996)	(55,424)
Total	$ 733,031	$ 601,342	$566,251
Income (loss) before income taxes			
Western Hemisphere	$ 76,771	$ 66,782	$ 63,987
Eastern Hemisphere	44,904	41,453	29,773
Asia-Pacific	33,478	22,891	35,071
Eliminations	6,969	(1,122)	10,072
Total	$ 162,122	$ 130,004	$138,903
Total Long-Lived Assets			
Western Hemisphere	$ 215,340	$ 196,380	$179,392
Eastern Hemisphere	36,194	34,927	36,924
Asia-Pacific	58,484	58,058	46,535
Eliminations	(2,959)	(2,809)	(2,549)
Total	$ 307,059	$ 286,556	$260,302
Total Assets			
Western Hemisphere	$ 727,242	$ 666,915	$593,648
Eastern Hemisphere	275,868	229,043	185,903
Asia-Pacific	261,319	209,143	191,715
Eliminations	(32,982)	(19,243)	(22,715)
Total	$1,231,447	$1,085,858	$948,551

The Company's operations are organized into three geographic segments—Western Hemisphere (including North and South America headquartered in Houston, Texas), Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland) and Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore). Each of these segments sells similar products and services and the Company has major manufacturing facilities in all three of its headquarter locations as well as Macae, Brazil.

Eliminations of operating profits are related to intercompany inventory transfers that are deferred until shipment is made to third party customers.

In 2012 and 2011, one customer, Petrobras, accounted for approximately 12% and 15% respectively, of the Company's revenues. In 2010 one customer, Keppel Fels, accounted for approximately 13% of the Company's total revenues.

13. Stock Options and Awards

Stock Options

On September 19, 1997, the Company adopted the Dril-Quip, Inc. 1997 Incentive Plan (as amended, the "1997 Plan") and the Company reserved 3,400,000 shares of Common Stock for use in connection with the 1997 Plan. During 2001, the Company reserved an additional 1,400,000 shares for use in connection with the 1997 Plan. Some options remain outstanding under the 1997 Plan as the last grants were made in 2003; however, no additional grants will be awarded under this plan. On May 13, 2004, the Company's stockholders approved the 2004 Incentive Plan of Dril-Quip, Inc. (the "2004 Plan"), which reserved up to 2,696,294 shares of Common Stock to be used in connection with the 2004 Plan. Persons eligible for awards under the 1997 Plan and 2004 Plan are employees holding positions of responsibility with the Company or any of its subsidiaries and members of the Board of Directors. Options granted under the 1997 Plan and the 2004 Plan have a term of ten years and become exercisable in cumulative annual increments of one-fourth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of the grant.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The expected life is based on the Company's historical trends, and volatility is based on the historical volatility over the expected life of the options. The risk-free interest rate is based on U.S. Treasury yield curve at the grant date. The Company does not pay dividends and, therefore, there is no assumed dividend yield.

On October 28, 2011 and 2010, the Company granted options to purchase 213,000 and 237,484 shares, respectively, of Common Stock pursuant to the 2004 Plan to certain officers and employees. There were no stock options granted in 2012. The following table presents the assumptions used in the option pricing model.

	2011	2010
Expected life (years)	6.0	5.8
Volatility	49.5%	50.1%
Risk-free interest rate	1.13%	1.23%
Dividend yield	0.0%	0.0%
Fair value of each option	$32.38	$31.76

Option activity for the year ended December 31, 2012 was as follows:

	Number of Options	Weighted Average Price	Aggregate intrinsic value (in millions)	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2011	1,085,906	$49.50		
Granted	—	—		
Exercised	(280,969)	38.47		
Forfeited	(53,250)	61.90		
Outstanding at December 31,2012	751,687	$52.74	$15.3	6.72
Exercisable at December 31,2012	498,878	$46.46	$13.3	5.96

The total intrinsic value of stock options exercised in 2012, 2011 and 2010 was $7.6 million, $4.9 million and $13.1 million, respectively. The income tax benefit realized from stock options exercised was $2.7 million for the year ended December 31, 2012.

Stock-based compensation is recognized as selling, general and administrative expense in the accompanying Consolidated Statements of Income. During the years ended December 31, 2012, 2011 and 2010, stock-based compensation expense for stock option exercises totaled $3.8 million, $4.5 million and $5.0 million, respectively. Stock option expense for 2011 excludes $1.4 million of non-cash expense due to the vesting of Mr. J. Mike Walker's stock options as a result of his retirement. Stock option expense for 2010 excludes $2.0 million of non-cash expense due to the vesting of Mr. Larry E. Reimert's stock options as a result of his termination with the Company. These expenses for early vesting are included in Special items on the Consolidated Statements of Income and discussed in Note 15 of Notes to Consolidated Financial Statements. No stock-based compensation expense was capitalized during 2012, 2011 or 2010.

Options granted to employees vest over four years and the Company recognizes compensation expense on a straight-line basis over the vesting period of the options. At December 31, 2012, there was $7.2 million of total unrecognized compensation expense related to nonvested stock options. This expense is expected to be recognized over a weighted average of 1.60 years.

Restricted Stock Awards

On December 8, 2011 pursuant to the 2004 Plan, the Company awarded certain officers and key employees restricted share awards ("RSA"), which is an award of common stock subject to time vesting. In May 2012, the Board of Directors amended the 2004 Plan to include non-employee directors as eligible for restricted stock awards. Restricted shares issued under this plan are restricted as to transference, sale and other disposition. These restrictions vest ratably over a 3-year period. The restrictions may also lapse in case of a change of control. Upon termination, whether voluntary or involuntary, the shares on which restrictions have not lapsed will be returned to the Company resulting in stock forfeitures. The fair market value of the stock on the date of grant is amortized and charged to selling, general and administrative expense over the stipulated time period over which the restrictions lapse on a straight-line basis, net of estimated forfeitures.

On May 10, 2012, the three non-employee members of the Board of Directors were awarded an aggregate of 4,800 RSAs. The terms and conditions are substantially the same as the shares awarded in December 2011 to the officers. The awards were valued at $65.34 which represents the closing price on the date of the grant. On October 26, 2012, the Company awarded 84,250 RSAs to key employees and 4,800 to non-employee members of the Board of Directors. The shares were valued at $69.55 which is the closing price on the date of the grant.

On November 15, 2012 the Company awarded 1,600 RSAs to its newly elected director. These shares were valued at the closing price of $67.56 on the date of grant. The newly awarded shares will vest on the same time period as the RSAs granted on October 26, 2012.

The Company's RSA activity and related information is presented below:

	RSA Number of Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested balance at December 31, 2011	60,000	$69.59
Granted	95,450	69.34
Vested	(18,666)	69.59
Forfeited	(4,000)	69.59
Nonvested balance at December 31, 2012	132,784	$69.41

Restricted stock awards compensation expense for the year ended December 31, 2012 totaled $1.7 million and $87,000 for 2011. There were no grants or expense in 2010. Total income tax benefit recognized in net income for restricted stock awards was $460,000. As of December 31, 2012, there was $8.6 million of total unrecognized compensation cost related to non-vested RSAs, which is expected to be recognized over a weighted average period of 1.75 years.

Performance Unit Awards

On October 26, 2012, the Company awarded 46,350 performance unit awards ("Performance Units") pursuant to the 2004 Plan to certain officers and key employees. The Performance Units were valued based on a Monte Carlo simulation at $84.66 which is approximately 121% of the grant share price. Under the plan, participants may earn from 0% to 200% of their target award based upon the Company's relative total share return ("TSR") to the 15 component companies of the Philadelphia Oil Service Index ("OSX index"). Each year on October 1, the Company's TSR will be calculated and compared to the OSX Index. Based upon the result, the compensation expense for the remainder of the period will be adjusted accordingly. The TSR is calculated over a 3-year period from October 1, 2012 to September 30, 2015 and assumes reinvestment of dividends for companies within the index that pay dividends, which Dril-Quip does not. Assumptions used in the Monte Carlo simulation are as follows:

Grant date	October 26, 2012
Performance period	October 1, 2012 to September 30, 2015
Volatility	40.2%
Risk-free interest rate	0.40%
Grant date price	$69.55

The Company's Performance Unit activity and related information is presented below:

	Number of Performance Units	Weighted Average Grant Date Fair Value Per Performance Unit
Nonvested balance at December 31, 2011	—	$ —
Granted	46,350	84.66
Vested	—	—
Forfeited	—	—
Nonvested balance at December 31, 2012	46,350	$84.66

Performance Unit compensation expense for the year ended December 31, 2012 totaled $235,000 and none for 2011. Total income tax benefit recognized in net income for Performance Units was $82,000. As of December 31, 2012, there was $3.7 million (based on 100% result rate) of total unrecognized compensation expense related to non-vested Performance Units which is to be recognized over a weighted average period of 1.88 years.

The following table summarizes information for equity compensation plans in effect as of December 31, 2012:

Plan category	Number of securities to be issued upon exercise of outstanding options(1) (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders			
Stock options	751,687	$ 52.74	871,698
Equity compensation plans not approved by stockholders	—	not applicable	—
Total	751,687	$ 52.74	871,698

(1) Excludes 132,784 shares of unvested restricted stock awards and 46,350 of unvested performance units, which were granted pursuant to the 2004 Plan approved by the stockholders.

14. Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computation.

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share amounts)		
Net income	$119,209	$95,267	$102,226
Weighted average basic common shares outstanding	40,332	40,071	39,828
Effect of dilutive securities—stock options and awards	191	251	232
Total shares and dilutive securities	40,523	40,322	40,060
Basic earnings per common share	$ 2.96	$ 2.38	$ 2.57
Diluted earnings per common share	$ 2.94	$ 2.36	$ 2.55
Antidilutive stock options and awards	409	277	284

15. Special Items

On October 20, 2011, the Company announced that Mr. J. Mike Walker had stepped down from his positions as Chairman of the Board and Chief Executive Officer. As a result of Mr. Walker's retirement, the Board of Directors appointed Mr. John V. Lovoi as Chairman of the Board, Mr. Blake T. DeBerry as President and Chief Executive Officer, and Mr. James A. Gariepy as Senior Vice President and Chief Operating Officer, effective October 20, 2011. Mr. DeBerry was also appointed as member of the Board of Directors to replace Mr. Walker.

Under the circumstances of Mr. Walker's retirement, he was entitled to severance under his employment agreement with the Company. Pursuant to Mr. Walker's employment agreement, the Company was obligated to pay Mr. Walker, among other things, his base salary and his annual bonus through the remaining employment period (October 27, 2014). In addition, stock options owned by Mr. Walker that were outstanding at the date of the termination of his employment were immediately vested. Accordingly, the Company recognized a pre-tax expense of $4.7 million during the fourth quarter of 2011. The amount includes base salary and bonus, including payroll taxes, which totaled $3.3 million is reflected in the accounts payable balances on the Consolidated Balance Sheets as of December 31, 2011. The acceleration of the vesting increased pre-tax non-cash expenses by $1.4 million.

In December 2010, Larry E. Reimert's employment as Co-Chief Executive Officer of the Company was terminated effective December 31, 2010 under circumstances entitling him to severance under his employment agreement with the Company. Under the terms of Mr. Reimert's employment contract, the Company was obligated to pay Mr. Reimert's base salary and his annual bonus through the remaining employment period (October 27, 2014). In addition, stock options owned by Mr. Reimert that were outstanding at the date of the termination of his employment were immediately vested under the terms of the contract. Accordingly, the Company recognized a pre-tax expense of $6.9 million during the fourth quarter of 2010. The amount related to base salary and bonus, including payroll taxes, which totaled $4.9 million, is reflected in the accounts payable balance on the Consolidated Balance Sheets as of December 31, 2010. The Company paid the amount owed to Mr. Reimert in July 2011. The acceleration of the vesting increased pre-tax non-cash expenses by $2.0 million.

16. Stock Repurchase Plan

On June 18, 2012, the Company's Board of Directors approved a stock repurchase plan of up to $100 million of the Company's common stock. As of December 31, 2012, no shares of common stock had been repurchased. The repurchase plan has no expiration date and all shares purchased are expected to be cancelled.

17. Quarterly Results of Operations (Unaudited):

	Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data) (Unaudited)			
2012				
Revenues	$177,124	$176,570	$190,860	$188,477
Cost of sales	107,050	108,325	121,821	114,470
Gross profit	70,074	68,245	69,039	74,007
Operating income	40,032	41,349	38,723	41,588
Net income	28,797	29,803	29,657	30,952
Earnings per share:				
Basic(1)	$ 0.72	$ 0.74	$ 0.73	$ 0.77
Diluted(1)	0.71	0.74	0.73	0.76
2011				
Revenues	$137,667	$136,994	$155,035	$171,646
Cost of sales	80,113	82,000	96,487	103,248
Gross profit	57,554	54,994	58,548	68,398
Operating income	30,595	30,428	31,776	36,840
Net income	21,672	22,208	23,263	28,124
Earnings per share:				
Basic(1)	$ 0.54	$ 0.55	$ 0.58	$ 0.70
Diluted(1)	0.54	0.55	0.58	0.70

(1) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

"Management's Annual Report on Internal Control over Financial Reporting" appears on page 44 of this Annual Report on Form 10-K.

There has been no change in the Company's internal controls over financial reporting that occurred during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is set forth under the captions "Election of Directors," "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement (the "2013 Proxy Statement") for its annual meeting of stockholders to be held on May 16, 2013, which sections are incorporated herein by reference.

Pursuant to Item 401(b) of Regulation S-K, the information required by this item with respect to executive officers of the Company is set forth in Part I of this report.

Item 11. ***Executive Compensation***

The information required by this item is set forth in the sections entitled "Director Compensation," "Executive Compensation" and "Corporate Governance Matters" in the 2013 Proxy Statement, which sections are incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" in the 2013 Proxy Statement, which sections are incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is set forth in the section entitled "Corporate Governance Matters" in the 2013 Proxy Statement, which section is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is set forth in the sections entitled "Approval of Appointment of Independent Public Accounting Firm—Fees" and "—Audit Committee Pre-Approval Policy for Audit and Non-Audit Services" in the 2013 Proxy Statement, which sections are incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) Financial Statements

All financial statements of the registrant are set forth under Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules and other statements are omitted because of the absence of conditions under which they are required or because the required information is presented in the financial statements or notes thereto.

(a)(3) Exhibits

Dril-Quip will furnish any exhibit to a stockholder upon payment by the stockholder of the Company's reasonable expenses to furnish the exhibit.

Exhibit No.		Description
*3.1	—	Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*3.2	—	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's report on Form 8-K dated November 25, 2008).
*3.3	—	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's report on Form 8-K filed January 17, 2012).
*4.1	—	Form of certificate representing Common Stock (incorporated herein by reference to Exhibit 4.2 the Company's Registration Statement on Form S-1 (Registration No. 333-33447)).
*4.2	—	Rights Agreement dated as of November 24, 2008 between Dril-Quip, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 25, 2008).
*+10.1	—	Employment Agreement between the Company and Mr. DeBerry (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2011).
*+10.2	—	Employment Agreement between the Company and Mr. Gariepy (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 12, 2011).
*+10.3	—	Employment Agreement between the Company and Mr. Brooks (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 12, 2011).

Exhibit No.		Description
*+10.4	—	Employment Agreement between the Company and Mr. Webster (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 12, 2011).
*+10.5	—	Amended and Restated 2004 Incentive Plan of Dril-Quip, Inc. (incorporated herein by reference to Exhibit A to the Company's Proxy Statement filed on April 6, 2012).
*+10.6	—	Short-Term Incentive Plan of Dril-Quip, Inc. (incorporated herein by reference to Exhibit B to the Company's Proxy Statement filed on April 6, 2012).
*+10.7	—	Form of Standard Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 19, 2008).
*+10.8	—	Form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2011).
*+10.9	—	Form of Restricted Stock Award Agreement for Directors (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on From 10-Q for the quarter ended June 30, 2012).
+10.10	—	Summary of Executive Officer and Non-employee Director Compensation.
*10.11	—	Contract for Goods and Services dated August 20, 2012 between Petroleo Brasileiro S.A. and Dril-Quip, do Brasil LTDA (English translation) (incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 10-Q filed on November 8, 2012).
*+10.12	—	2012 Performance Unit Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed on October 19, 2012).
*+10.13	—	Form of Indemnification Agreement (incorporated herein by reference to the Company's Current Report on Form 8K/A on January 18, 2012).
21.1	—	Subsidiaries of the Registrant
23.1	—	Consent of BDO USA, LLP.
31.1	—	Rule 13a-14(a)/15d-14(a) Certification of Blake T. DeBerry.
31.2	—	Rule 13a-14(a)/15d-14(a) Certification of Jerry M. Brooks.
32.1	—	Section 1350 Certification of Blake T. DeBerry.
32.2	—	Section 1350 Certification of Jerry M. Brooks.
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Schema Document
101.CAL	—	XBRL Calculation Document
101.DEF	—	XBRL Definition Linkbase Document
101.LAB	—	XBRL Label Linkbase Document
101.PRE	—	XBRL Presentation Linkbase Document

* Incorporated herein by reference as indicated.

\+ Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2013.

DRIL-QUIP, INC.

By: /s/ BLAKE T. DEBERRY

Blake T. DeBerry
President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ JOHN V. LOVOI **JOHN V. LOVOI**	Chairman of the Board	February 28, 2013
/s/ BLAKE T. DEBERRY **BLAKE T. DEBERRY**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2013
/s/ JERRY M. BROOKS **JERRY M. BROOKS**	Vice President—Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2013
/s/ L.H. DICK ROBERTSON **L.H. DICK ROBERTSON**	Director	February 28, 2013
/s/ A.P. SHUKIS **A.P. SHUKIS**	Director	February 28, 2013
/s/ TERENCE B. JUPP **TERENCE B. JUPP**	Director	February 28, 2013

DRIL-QUIP®

DRIL-QUIP Board of Directors and Corporate Officers


DRIL-
QUIP®



John V. Lovoi
Chairman of the Board



Blake T. DeBerry
Director, President and
Chief Executive Officer



Terence B. Jupp
Director



L.H. Dick Robertson
Director



A.P. Shukis
Director

Chief Operating Officer



James A. Gariepy
Senior Vice President and
Chief Operating Officer

Chief Financial Officer



Jerry M. Brooks
Vice President – Finance
and Chief Financial Officer

General Counsel



James C. Webster
Vice President, General Counsel
and Secretary

Stockholder Information

Corporate Information

Corporate Address

DRIL-QUIP, Inc.
6401 N. Eldridge Pkwy.
Houston, TX 77041
Telephone: +1 713 939 7711

Outside Legal Counsel

Baker Botts L.L.P.
Houston, TX

Independent Registered Public Accountants

BDO USA, LLP
Houston, TX

Transfer Agent

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Corporate Officers

Blake T. DeBerry
President and
Chief Executive Officer

James A. Gariepy
Senior Vice President and
Chief Operating Officer

Jerry M. Brooks
Vice President – Finance
and Chief Financial Officer

James C. Webster
Vice President, General Counsel
and Secretary

Additional Information

Analysts, portfolio managers, representatives of the news media and other interested parties seeking financial information about the Company should contact:

DRIL-QUIP, Inc.
Investor Relations
6401 N. Eldridge Pkwy.
Houston, TX 77041
+1 713 939 7711

www.dril-quip.com


DRQ
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

Common Stock

DRIL-QUIP, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "DRQ".

Annual Meeting

The annual meeting of stockholders will be held May 16, 2013, at 9:30 a.m. at the Omni Houston Westside at 13210 Katy Freeway in Houston, TX. Information with respect to the annual meeting is contained in the Proxy Statement sent to the holders of DRIL-QUIP, Inc. common stock. This 2012 Annual Report is not to be considered a part of the proxy soliciting materials.

DRIL-QUIP®

Dril-Quip, Inc.
6401 N. Eldridge Pkwy.
Houston, Texas 77041
+1 713 939 7711
www.dril-quip.com